Filed pursuant to Rule 424(B)(3)

Registration Statement No: 333-114061

EXCHANGE OFFER PROSPECTUS

Electronic Data Systems Corporation

Offer to Exchange

0.8430 Shares of Common Stock Plus $1.58 in Cash

for

Each Outstanding FELINE PRIDESSM Unit

in the Form of an Income PRIDESSM

Up to an Aggregate of 32,100,000 Income PRIDES

We are offering to exchange 0.8430 shares of our common stock plus $1.58 in cash for each validly tendered and accepted FELINE PRIDES unit in the form of an Income PRIDES, up to an aggregate of 32,100,000 Income PRIDES, upon the terms and subject to the conditions set forth in this exchange offer prospectus and in the related letter of transmittal. On March 29, 2004, 32,200,000 Income PRIDES were outstanding, and no Growth PRIDES were outstanding. We are conducting this exchange offer to reduce our overall indebtedness.

Income PRIDES validly tendered and not withdrawn will be subject to proration as described in this exchange offer prospectus (1) if we determine there is any likelihood that the New York Stock Exchange continued-listing condition described below may not be satisfied based on consultation with the New York Stock Exchange or (2) if more than 32,100,000 Income PRIDES are validly tendered and not withdrawn prior to the expiration date of the exchange offer.

The exchange offer will expire at 1:00 p.m., New York City time, on May 12, 2004, unless extended or earlier terminated by us. You may withdraw Income PRIDES that you tender at any time before the exchange offer expires. In addition, you may withdraw any tendered Income PRIDES if we have not accepted them for payment within 40 business days from the commencement of our exchange offer on March 31, 2004.

The exchange offer is subject to the conditions described in “The Exchange Offer—Conditions to the Exchange Offer,” including, among other things, the effectiveness of the registration statement of which this exchange offer prospectus forms a part and the continued listing of the Income PRIDES on the New York Stock Exchange after the exchange offer. The New York Stock Exchange will consider de-listing the outstanding Income PRIDES if, following the exchange, the number of publicly-held outstanding Income PRIDES is less than 100,000, the number of holders of outstanding Income PRIDES is less than 100, the aggregate market value of the outstanding Income PRIDES is less than $1 million, or for any other reason based on the suitability for the continued listing of the outstanding Income PRIDES in light of all pertinent facts as determined by the New York Stock Exchange. We reserve the right to terminate or extend the exchange offer if any condition of the exchange offer is not satisfied and otherwise to amend the exchange offer in any respect.

The Income PRIDES are listed on the New York Stock Exchange under the symbol “EDSPrI”, and our common stock is listed on the New York Stock Exchange and the London Stock Exchange under the symbols “EDS” and “EDC,” respectively. On March 30, 2004, the day before the commencement of the exchange offer, the last reported sale price of the Income PRIDES on the New York Stock Exchange was $18.00 per Income PRIDES. On May 7, 2004, the last reported sale price of the Income PRIDES on the New York Stock Exchange was $16.50 per Income PRIDES. The last reported sale price of our common stock on the New York Stock Exchange on May 7, 2004 was $17.79 per share. The shares of our common stock to be issued in the exchange offer have been approved for listing on the New York Stock Exchange.

We urge you to carefully read the “ Risk Factors” section beginning on page 14 before you make any decision regarding the exchange offer.

You must make your own decision whether to tender any Income PRIDES in the exchange offer and, if so, the number of Income PRIDES to tender. We do not make any recommendation as to whether or not holders of outstanding Income PRIDES should tender their Income PRIDES for exchange in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities being offered in this exchange offer, or determined if this exchange offer prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Co-Lead Dealer Managers

Merrill Lynch & Co.	Citigroup

Dealer Managers

Credit Suisse First Boston	Deutsche Bank Securities	JPMorgan	SG Cowen

The date of this exchange offer prospectus is March 31, 2004 (as amended on April 28, 2004 and May 11, 2004).

You should rely only on the information contained or incorporated by reference in this exchange offer prospectus. We have not, and the dealer managers have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to exchange, and are seeking tenders of, these securities only in jurisdictions where the offers or tenders are permitted. You should assume that the information appearing in this exchange offer prospectus and the documents incorporated by reference in this exchange offer prospectus is accurate only as of the dates of the exchange offer prospectus or of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless otherwise provided in this exchange offer prospectus or in any of the documents incorporated by reference in this exchange offer prospectus, trademarks identified by Registered Trademark and TM are registered trademarks or trademarks of Electronic Data Systems Corporation or its subsidiaries. “FELINE PRIDES,” “Income PRIDES” and “Growth PRIDES,” are service marks of Merrill Lynch & Co., Inc.

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

These answers to questions that you may have as a holder of FELINE PRIDES, as well as the summary that follows, highlight selected information included elsewhere or incorporated by reference in this exchange offer prospectus. To fully understand the exchange offer and the other considerations that may be important to your decision about whether to participate in the exchange offer, you should carefully read this exchange offer prospectus in its entirety, including the section entitled “Risk Factors,” as well as the information incorporated by reference in this exchange offer prospectus. For further information regarding Electronic Data Systems Corporation, see the section of this exchange offer prospectus entitled “Where You Can Find More Information.” Except as otherwise specified, the words “Electronic Data Systems Corporation,” “EDS,” the “Company,” “we,” “our,” “ours,” and “us” refer to Electronic Data Systems Corporation and its subsidiaries.

Who is making the exchange offer?

We are making the exchange offer.

Why are we making the exchange offer?

We are making the exchange offer as part of our ongoing strategy to reduce our overall indebtedness. The exchange offer allows current holders of Income PRIDES to receive greater value than they will receive if they continue to own Income PRIDES in accordance with their terms, while allowing us to retire the notes associated with the Income PRIDES instead of having them remain outstanding if a remarketing of the notes is successful.

What amount of Income PRIDES is being sought in the exchange offer?

We are offering to exchange up to an aggregate of 32,100,000 of our outstanding Income PRIDES.

What will participating Income PRIDES holders receive in the exchange offer?

For each Income PRIDES that you validly tender and do not validly withdraw prior to the expiration of the exchange offer that is accepted for exchange by us, you will receive 0.8430 shares of our common stock plus $1.58 in cash upon the terms and subject to the conditions set forth in this exchange offer prospectus and the related letter of transmittal. The portion of the exchange consideration represented by the 0.8430 shares to be received in the exchange offer represents the fraction of a share of our common stock that you would be obligated to purchase from us on August 17, 2004 for each Income PRIDES you hold, assuming that the price of our common stock on that date is less than or equal to $59.31.

EDS’s common stock and the Income PRIDES are listed on the New York Stock Exchange under the symbols “EDS” and “EDSPrI,” respectively. On March 30, 2004, the day before the commencement of the exchange offer, the last reported sale price of the Income PRIDES on the New York Stock Exchange was $18.00 per Income PRIDES. On May 7, 2004 the last reported sale price per Income PRIDES on the New York Stock Exchange was $16.50. The last reported sale price per share of EDS common stock on the New York Stock Exchange was $17.79 on May 7, 2004.

If I participate by tendering my Income PRIDES, will I receive the quarterly contract adjustment payments and interest payments that are payable on May 17, 2004 and August 17, 2004?

Whether or not you participate by tendering your Income PRIDES, you will receive the quarterly contract adjustment payments and interest payments that are payable on May 17, 2004. If your Income PRIDES are validly tendered and accepted for exchange, you will lose your right to receive payments for which the record date will be after completion of the exchange offer. In addition, you will not receive any payment of accrued interest or the accrued portion of the contract adjustment payment.

How does the cash payment I will receive if I tender my Income PRIDES compare to the payments I would receive on the Income PRIDES if I do not tender?

The $1.58 cash payment for each Income PRIDES you validly tender that is accepted for exchange is more than the interest and quarterly contract adjustment payments you will receive for each Income PRIDES held if you do not participate in the exchange offer. If you do not participate in the exchange offer, you will receive approximately $0.95 for each Income PRIDES on August 17, 2004. Except in the circumstances described in the following sentence, you will receive no further quarterly payments after August 17, 2004, because you will have sold your notes to a third party in the remarketing or surrendered the notes to us to satisfy your stock purchase obligation of $50 for each Income PRIDES. If you elect to pay $50 cash to settle your stock purchase contract instead of using the proceeds of remarketing or surrendering your notes, you will be able to retain the notes and receive quarterly interest payments (but not the quarterly contract adjustment payments, which terminate on August 17, 2004).

If a remarketing of the notes is successful, the proceeds of the remarketing will be used to satisfy your stock purchase obligation on August 17, 2004, and to pay the remarketing agent’s fee. The excess proceeds ($0.125 per Income PRIDES assuming a successful remarketing at 100.5% of the principal amount of a note), if any, will be remitted to you.

If you validly tender your Income PRIDES and we accept them for exchange, you will be entitled to receive cash dividends on our common stock if, as and when declared by our board of directors on or after the closing date of the exchange offer. We have declared a quarterly dividend of $0.15 per share of our common stock payable on June 10, 2004, to holders of record of common stock on May 14, 2004. If you do not participate in the exchange offer, you will be entitled to receive cash dividends only after satisfying your stock purchase obligations on August 17, 2004.

Holders of record of Income PRIDES at the close of business on May 3, 2004, will receive their quarterly interest payment and quarterly contract adjustment payment in the aggregate amount of $0.953125 per unit of Income PRIDES, payable on May 17, 2004. Because our original $2.53 cash offer price included this quarterly payment, on April 28, 2004 we announced that the cash offer price is reduced by $0.95 per unit of Income PRIDES and is now $1.58 per unit of Income PRIDES.

We believe that the revised cash offer of $1.58 per unit of Income PRIDES, together with the May quarterly payment of $0.953125 per unit, is economically equivalent to the original cash offer of $2.53 per unit if the exchange offer had closed on the original expiration date of April 27, 2004.

How does the amount of common stock I will receive if I tender my Income PRIDES compare to the amount of common stock I will be obligated to purchase on August 17, 2004, if I do not tender?

The 0.8430 shares of our common stock that you will receive in the exchange offer for each Income PRIDES tendered and accepted is, based on the current price of the common stock, the same number that you will be obligated to purchase on August 17, 2004, for each of your Income PRIDES that is not tendered and accepted.

How will fluctuations in the trading price of our common stock and the Income PRIDES affect the consideration offered to Income PRIDES holders?

We are offering to exchange a fixed number of shares of our common stock and a fixed dollar amount of cash for each Income PRIDES. If the market price of our common stock declines, the value of the fixed number of shares you will receive in exchange for your Income PRIDES will decline. The trading value of our common stock could fluctuate depending upon any number of factors, including those specific to us and those that influence the trading prices of equity securities generally.

Will EDS exchange all validly tendered Income PRIDES?

We may not exchange all of the Income PRIDES that you tender in the exchange offer. If holders validly tender more than an aggregate of 32,100,000 Income PRIDES for exchange, we will accept an aggregate of not more than 32,100,000 Income PRIDES from all holders, prorated among the tendering holders. In addition, if we determine that there is any likelihood that the New York Stock Exchange continued-listing condition may not be met, we may accept a pro rata amount of the Income PRIDES tendered in the exchange offer to ensure that the Income PRIDES continue to be listed on the New York Stock Exchange after the consummation of the exchange offer. Any Income PRIDES tendered but not accepted because of proration will be returned to you. See “The Exchange Offer—Priority of Exchanges and Proration.”

May I tender only a portion of the Income PRIDES that I hold?

Yes. You do not have to tender all of your Income PRIDES to participate in the exchange offer.

If the exchange offer is consummated and I do not participate in the exchange offer or I do not exchange all of my Income PRIDES in the exchange offer, how will my rights and obligations under my unexchanged Income PRIDES be affected?

The terms of your Income PRIDES, if any, that remain outstanding after the consummation of the exchange offer will not change as a result of the exchange offer. If a sufficiently large number of Income PRIDES do not remain outstanding after the exchange offer, the trading market for the remaining outstanding Income PRIDES may be less liquid and more sporadic, and market prices may fluctuate significantly depending on the volume of trading in Income PRIDES.

In addition, on August 17, 2004, you will be obligated to purchase from us, for the stated amount of $50, a fraction of a newly issued share of our common stock equal to the “settlement rate.” The settlement rate will be calculated, subject to adjustment as described in the section of this exchange offer prospectus entitled “Description of the Purchase Contracts—Anti-Dilution Adjustments,” based on the price of our common stock and cannot exceed 0.8430 shares.

What do we intend to do with the Income PRIDES that are tendered in the exchange offer?

Income PRIDES accepted for exchange by us in the exchange offer will be retired and cancelled.

Are we making a recommendation regarding whether you should tender in the exchange offer?

We are not making any recommendation regarding whether you should tender or refrain from tendering your Income PRIDES in the exchange offer.

Accordingly, you must make your own determination as to whether to tender your Income PRIDES in the exchange offer and, if so, the number of Income PRIDES to tender. Before making your decision, we urge you to carefully read this exchange offer prospectus in its entirety, including the information set forth in the section of this exchange offer prospectus entitled “Risk Factors,” and the other documents incorporated by reference in this exchange offer prospectus.

Will the common stock to be issued in the exchange offer be listed for trading?

Yes. The shares of our common stock to be issued in the exchange offer have been approved for listing on the New York Stock Exchange. Generally, the common stock you receive in the exchange offer will be freely tradeable, unless you are considered an “affiliate” of ours, as that term is defined in the Securities Act of 1933. For more information regarding the market for our common stock, see the section of this exchange offer prospectus entitled “Market for Common Stock and Income PRIDES.”

What are the conditions to the exchange offer?

The exchange offer is conditioned upon:

•	the effectiveness of the registration statement of which this exchange offer prospectus forms a part;

•	there being no likelihood that the acceptance for exchange of outstanding Income PRIDES pursuant to the exchange offer will cause the outstanding Income PRIDES to be de-listed from the New York Stock Exchange for any reason; and

•	the other closing conditions described in “The Exchange Offer—Conditions to the Exchange Offer.”

We may waive certain condition of this exchange offer. If any of the conditions is not satisfied or waived, we will not accept and exchange any validly tendered Income PRIDES. For more information regarding the conditions to the exchange offer (including conditions we cannot waive), see the section of this exchange offer prospectus entitled “The Exchange Offer—Conditions to the Exchange Offer.”

When does the exchange offer expire?

The exchange offer will expire at 1:00 p.m., New York City time, on May 12, 2004, unless extended or earlier terminated by us.

Under what circumstances can the exchange offer be extended, amended or terminated?

We reserve the right to extend the exchange offer for any reason or no reason at all. We also expressly reserve the right, at any time or from time to time, to amend the terms of the exchange offer in any respect prior to the expiration date of the exchange offer. Further, we may be required by law to extend the exchange offer if we make a material change in the terms of the exchange offer or in the information contained in this exchange offer prospectus or waive a material condition to the exchange offer. During any extension of the exchange offer, Income PRIDES that were previously tendered and not validly withdrawn will remain subject to the exchange offer. We reserve the right, in our sole and absolute discretion, to terminate the exchange offer, at any time prior to the expiration date of the exchange offer if any condition to the exchange offer is not met. If the exchange offer is terminated, no Income PRIDES will be accepted for exchange and any Income PRIDES that have been tendered will be returned to the holder. For more information regarding our right to extend, amend or terminate the exchange offer, see the section of this exchange offer prospectus entitled “The Exchange Offer—Extension, Delay in Acceptance, Amendment or Termination.”

How will I be notified if the exchange offer is extended, amended or terminated?

If the exchange offer is extended, amended or terminated, we will promptly issue a press release or another form of public announcement, with the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date of the exchange offer. For more information regarding notification of extensions, amendments or the termination of the exchange offer, see the section of this exchange offer prospectus entitled “The Exchange Offer—Extension, Delay in Acceptance, Amendment or Termination.”

What risks should I consider in deciding whether or not to tender my Income PRIDES?

In deciding whether to participate in the exchange offer, you should carefully consider the discussion of risks and uncertainties affecting our business, the Income PRIDES and our common stock described in the section of this exchange offer prospectus entitled “Risk Factors,” and the documents incorporated by reference in this exchange offer prospectus.

What are the federal income tax consequences of my participating in the exchange offer?

We intend to treat the exchange of your Income PRIDES for shares of our common stock plus cash pursuant to the exchange offer as a physical settlement of the purchase contract and retirement of the note. For a detailed discussion, please see the section of this exchange offer prospectus entitled “Material United States Federal Income Tax Consequences.”

How will the exchange offer affect the trading market for the Income PRIDES that are not exchanged?

If a sufficiently large number of Income PRIDES do not remain outstanding after the exchange offer, the trading market for the remaining outstanding Income PRIDES may be less liquid and more sporadic, and market prices may fluctuate significantly depending on the volume of trading in Income PRIDES.

Are the financial condition and results of operations of EDS relevant to my decision to tender in the exchange offer?

Yes. The price of both our common stock and the Income PRIDES are closely linked to our financial condition and results of operations. The successful completion of the exchange offer will reduce our debt service obligations and other related commitments. For information about the accounting treatment of the exchange offer, see the section of this exchange offer prospectus entitled “The Exchange Offer—Accounting Treatment.”

Will EDS receive any cash proceeds from the exchange offer?

No. We will not receive any cash proceeds from the exchange offer.

How do I tender my Income PRIDES?

If you beneficially own Income PRIDES that are held in the name of a broker or other nominee and wish to tender such Income PRIDES, you should promptly instruct your broker or other nominee to tender on your behalf. To tender Income PRIDES, JPMorgan Chase Bank, the exchange agent, must receive, prior to the expiration date of the exchange offer, a timely confirmation of book-entry transfer of such Income PRIDES and a properly completed letter of transmittal or an agent’s message through the automated tender offer program of The Depository Trust Company, which we refer to in this exchange offer prospectus as the “depositary” or “DTC,” according to the procedure for book-entry transfer described in this exchange offer prospectus. For more information regarding the procedures for tendering your Income PRIDES, see the section of this exchange offer prospectus entitled “The Exchange Offer—Procedures for Tendering Income PRIDES.”

What happens if some or all of my Income PRIDES are not accepted for exchange?

If we decide for any reason not to accept some or all of your Income PRIDES, the Income PRIDES not accepted by us will be returned to you, at our expense, promptly after the expiration or termination of the exchange offer. In the case of Income PRIDES tendered by book entry transfer into the exchange agent’s account at DTC, DTC will credit any validly withdrawn or unaccepted Income PRIDES to your account at DTC. For more information, see the section of this exchange offer prospectus entitled “The Exchange Offer—Return of Unaccepted Income PRIDES.”

Until when may I withdraw previously tendered Income PRIDES?

If not previously returned, you may withdraw previously tendered Income PRIDES at any time until the exchange offer has expired. In addition, you may withdraw any Income PRIDES that you tender that are not accepted for exchange by us after the expiration of 40 business days from March 31, 2004. For more information, see the section of this exchange offer prospectus entitled “The Exchange Offer—Withdrawals of Tenders.”

How do I withdraw previously tendered Income PRIDES?

To withdraw previously tendered Income PRIDES, you are required to deliver a written notice of withdrawal to the exchange agent, which you may deliver by facsimile, or you must comply with the appropriate procedures of DTC’s automated tender offer program. For more information regarding the procedures for withdrawing tendered Income PRIDES, see the section of this exchange offer prospectus entitled “The Exchange Offer—Withdrawals of Tenders.”

Will I have to pay any fees or commissions if I tender my Income PRIDES?

If your Income PRIDES are held through a broker or other nominee who tenders the Income PRIDES on your behalf (other than those tendered through one of the dealer managers), your broker may charge you a commission for doing so. You should consult with your broker or nominee to determine whether any charges will apply.

May I participate in the exchange offer by tendering Growth PRIDES for exchange?

No. We are not offering to exchange any Growth PRIDES. There are no Growth PRIDES outstanding. If you create Growth PRIDES and desire to participate in the exchange offer, you may recreate Income PRIDES from your Growth PRIDES and then tender the recreated Income PRIDES in the exchange offer. See the section of this exchange offer prospectus entitled “Description of FELINE PRIDES—Recreating Income PRIDES” for a discussion on how to recreate Income PRIDES from your Growth PRIDES.

With whom may I talk if I have questions about the exchange offer?

If you have questions regarding the exchange offer or whether or not to participate in the exchange offer, please contact either of the co-lead dealer managers, Merrill Lynch & Co. or Citigroup. You may call Merrill Lynch & Co. toll free at 1-888-ML4-TNDR (1-888-654-8637) or (212) 449-4914 (collect) and Citigroup toll free at 1-877-531-8365 or (212) 723-7450 (collect). If you have questions regarding the procedures for tendering in the exchange offer, require additional exchange offer materials or require assistance in tendering your Income PRIDES, please contact Mellon Investor Services LLC, the information agent. You can call the information agent toll-free at 866-293-6625. You may also write to the information agent or the co-lead dealer managers at one of their respective addresses set forth on the back cover of this exchange offer prospectus.

SUMMARY

This summary highlights selected information contained or incorporated by reference in this exchange offer prospectus. It likely does not contain all of the information that may be important to you or that you should consider when making a decision regarding the exchange offer. You should carefully read this entire exchange offer prospectus, including “Risk Factors” and the information we have incorporated by reference before making a decision to participate in the exchange offer.

OUR COMPANY

Overview

EDS is a leading global provider of information technology and business process outsourcing services. Our primary business is infrastructure services, including hosting and desktop services, applications services and business process outsourcing services. In addition to our core information technology and business process outsourcing operations, we own two subsidiary businesses: A.T. Kearney, a high-value management consultancy, and UGS PLM Solutions, a leading provider of product lifecycle management software applications and related services. In connection with our efforts to focus on our core outsourcing business, we entered into a definitive agreement dated March 12, 2004 to sell a 100% equity interest in UGS PLM Solutions for $2.05 billion in cash.

EDS Services

Our primary business is information technology and business process outsourcing services. EDS founded the information technology, or IT, outsourcing industry more than 40 years ago. Today, we deliver infrastructure, application and business process outsourcing services to clients in the manufacturing, financial services, healthcare, communications, energy, transportation, and consumer and retail industries and to governments around the world.

Infrastructure Services.    EDS Infrastructure Services delivers hosting, storage, desktop, helpdesk, security and privacy, and communications services that enable clients to drive down their total cost of ownership and increase the productivity of their IT environment across the globe. Infrastructure Services include:

•	Hosting Services. EDS Hosting Services is a one-stop shop for hosting services, including storage, application and Web hosting, and mainframe and midrange management. EDS Hosting Services enhances a client’s existing technologies, providing the flexibility and accountability needed to alleviate productivity constraints, increase return on investment, extend competitive advantage and promote customer loyalty. We provide the security, data integrity, quick response to service disruptions and high availability required for clients’ mission-critical business functions.

•	Desktop Services. EDS Desktop Services delivers expert management and support of the end user’s work environment, from the software applications that support the client’s business practices to the supporting network communications infrastructure.

•	Intelligent Storage and Mobile Information Protection. EDS Intelligent Storage Services delivers agility and reliable data storage from the desktop to the data center. Our array of storage strategy, design, SAN/NAS architecture, implementation and management services is designed and delivered to enhance security and business continuity. EDS Mobile Information Protection is a managed service that backs up data on desktop and remote/mobile computing devices and restores lost or damaged information without the assistance of a help desk or internal support.

•	Security and Privacy. We deliver consulting, technology, training and managed solutions to ensure the privacy, integrity and continued availability of critical information and processes.

•	Communications Services. We deliver comprehensive, secure, flexible network services on a global basis ranging from network support to management of an entire client network.

Applications Services.    EDS Applications Services helps organizations plan, develop, integrate and manage custom applications, packaged software and industry-specific solutions. We offer applications development and management services on an outsourced or project basis. Services range from outsourcing of all application development and systems integration to the management and implementation of EDS-owned or third-party industry applications. Benefits to clients for these services can include reduced costs, extended value of technology investments, information sharing and enhanced ability to adapt to market changes. Services include applications development, applications management, transformation services and industry-specific application solutions.

Business Process Outsourcing Services.    Business Process Outsourcing, or BPO, continues to be one of the fastest growing market segments in the IT services industry and an important element of our strategy to provide greater value-add services for our clients’ total business. BPO enables clients to achieve economies of scale by leveraging a shared-services model which allows them to trade fixed costs for variable costs. Our BPO service lines include: Administrative Process Management Services; Customer Relationship Management Services; Enterprise Shared Services, which is comprised of Human Resources, Finance and Accounting and Procurement; and Financial Process Management.

A.T. Kearney

A.T. Kearney, our global management consultancy, provides clients with management consulting services related to strategy, organization, operations, and technology and transformation, as well as executive search services. A.T. Kearney serves clients through practice teams focused on major industries, including: automotive; consumer products and retail; communications, media and entertainment; financial institutions; high tech; pharmaceuticals/health care; process industries; aerospace and defense; transportation and travel; utilities; and government.

UGS PLM Solutions

UGS PLM Solutions, our product lifecycle management (PLM) subsidiary, is a leading global provider of product data management, collaboration and product design software applications and related services. UGS PLM develops, markets and supports a comprehensive suite of applications that address all phases of the product lifecycle, including concept development, design, analysis and testing, manufacturing, service and maintenance, and retirement. UGS PLM’s customers use its applications to perform advanced product design and simulation utilizing three-dimensional, or 3D, digital technology. The company’s collaborative applications allow users to share product-related information through Web-based collaborative technologies in real-time. UGS PLM’s applications provide solutions for the four principal segments of the PLM software market: Digital Product Design; Digital Simulation; Digital Manufacturing; and Digital Collaboration. In connection with our efforts to focus on our core IT outsourcing services business, we entered into a definitive agreement dated March 12, 2004 to sell a 100% equity interest in UGS PLM Solutions to a consortium of three private equity firms for $2.05 billion in cash. The transaction is expected to close by the end of the second quarter of 2004, subject to regulatory approvals.

RECENT DEVELOPMENTS

On April 26, 2004, we reported a first quarter 2004 net loss of $12 million, or 2 cents per share, compared to a loss of $1.4 billion, or $3.00 per share, in last year’s first quarter on an as-reported basis. Excluding UGS PLM Solutions, now treated as a discontinued operation, first quarter 2004 as-reported revenue was $5.20 billion, up four percent versus a comparable $5.02 billion in the first quarter of 2003. Excluding UGS PLM Solutions, non-GM revenue was $4.70 billion in the first quarter of 2004 compared to $4.45 billion a year ago, while GM revenue was $503 million in the first quarter of 2004 compared to $566 million in the first quarter of 2003.

We signed $4.0 billion in contracts in the first quarter 2004 compared to $3.0 billion in the first quarter 2003, reflecting sales growth from existing accounts and strong renewals.

We had total assets of $17.84 billion and total liabilities of $12.23 billion at March 31, 2004, compared to total assets of $18.28 billion and total liabilities of $12.57 billion at December 31, 2003. We had total current assets of $6.86 billion and total current liabilities of $7.12 billion at March 31, 2004, compared to total current assets of $6.82 billion and total current liabilities of $7.47 billion at December 31, 2003.

On April 26, 2004, we updated our financial guidance for 2004 to reflect the pending divestiture of UGS PLM Solutions and an expanded range of loss that we expect to incur on our Navy Marine Corps Intranet (“NMCI”) contract.

Our principal executive offices are located at 5400 Legacy Drive, Plano, Texas 75024-3199 and our telephone number is (972) 604-6000.

THE EXCHANGE OFFER

The material terms of the exchange offer are summarized below. In addition, we urge you to read the detailed descriptions in the sections of this exchange offer prospectus entitled “The Exchange Offer,” “Description of the Notes,” “Description of Capital Stock,” “Description of FELINE PRIDES,” “Description of the Purchase Contracts” and “Comparison of Rights Between the Income PRIDES and Our Common Stock.”

Offeror	Electronic Data Systems Corporation

Securities Subject to the Exchange Offer	Up to an aggregate of 32,100,000 Income PRIDES.

Each Income PRIDES consists of (1) a purchase contract, which obligates the holder to purchase from us on August 17, 2004, at a purchase price of $50, a fraction of a newly issued share of our common stock equal to the “settlement rate” and (2) a note due August 17, 2006, in the principal amount of $50. The note is pledged to us to secure the holder’s obligation to purchase shares of our common stock under the purchase contract.

The settlement rate will be between 0.6996 and 0.8430 shares of our common stock, subject to adjustment as described in the section of this exchange offer prospectus entitled “Description of the Purchase Contracts—Anti-Dilution Adjustments.” Based on the current price of our common stock, the settlement rate is expected to be 0.8430 shares.

The Exchange Offer

We are offering to exchange 0.8430 shares of our common stock plus $1.58 in cash for each validly tendered and accepted FELINE PRIDES unit in the form of an Income PRIDES, up to an aggregate of 32,100,000 Income PRIDES, upon the terms and subject to the conditions set forth in this exchange offer prospectus and in the related letter of transmittal.

Fractional shares will not be issued in the exchange offer and cash will be paid in lieu of any fractional shares.

Any Income PRIDES not exchanged will remain outstanding. The Income PRIDES validly tendered and accepted for exchange in the exchange offer will be retired and cancelled.

We are not seeking to exchange any Growth PRIDES that may be outstanding. However, if you hold Growth PRIDES and desire to participate in the exchange offer, you may recreate Income PRIDES from your Growth PRIDES.

Expiration Date	The exchange offer will expire at 1:00 p.m., New York City time, on May 12, 2004, unless extended or earlier terminated by us.

Proration of Tendered Income PRIDES

If more than an aggregate of 32,100,000 Income PRIDES are validly tendered and not withdrawn prior to the expiration date of the exchange offer, we will accept an aggregate of not more than 32,100,000 Income PRIDES from all holders who validly tender Income PRIDES, prorated among the tendering holders. In addition, if we determine that there is any likelihood that the New York Stock Exchange continued-listing condition may not be met, we may accept a pro rata amount of the Income PRIDES tendered in the exchange offer to ensure that the Income PRIDES continue to be listed on the New York Stock Exchange after the consummation of the exchange offer. Any Income PRIDES tendered but not accepted because of proration will be returned to you. See “The Exchange Offer—Priority of Exchanges and Proration.”

Certain Consequences to Non-Tendering Holders

Income PRIDES not exchanged in the exchange offer will remain outstanding after the consummation of the exchange offer. If a sufficiently large number of Income PRIDES do not remain outstanding after the exchange offer, the trading market for the remaining outstanding Income PRIDES may be less liquid and more sporadic, and market prices may fluctuate significantly depending on the volume of trading in Income PRIDES.

Source of Cash to be Paid in the Exchange Offer	We intend to fund the cash component of the exchange consideration and any cash in lieu of fractional shares from our available cash.

Conditions to the Exchange Offer	The exchange offer is conditioned upon:

•	the effectiveness of the registration statement of which this exchange offer prospectus forms a part;

•	there being no likelihood that the acceptance for exchange of outstanding Income PRIDES pursuant to the exchange offer will cause the outstanding Income PRIDES to be de-listed from the New York Stock Exchange for any reason;

•	the accuracy of representations and warranties, and the compliance with certain covenants, contained in the dealer manager agreement, in each case, as of the expiration of the exchange offer; and

•	the other closing conditions described in “The Exchange Offer—Conditions to the Exchange Offer.”

No Appraisal Rights	No appraisal rights are available to holders of Income PRIDES in connection with the exchange offer.

Procedures For Tendering PRIDES

To tender Income PRIDES, JPMorgan Chase Bank, the exchange agent, must receive, prior to the expiration date of the exchange offer, a timely confirmation of book-entry transfer of such Income PRIDES and a properly completed letter of transmittal or an agent’s message through the automated tender offer program of DTC according to the procedure for book-entry transfer described in this exchange offer prospectus. If you tender under DTC’s automated tender offer program, you will agree to be bound by the letter of transmittal that we are providing with this exchange offer prospectus as though you had signed the letter of transmittal.

If you wish to tender Income PRIDES that are held in the name of a broker or other nominee, you should instruct your broker or other nominee to tender on your behalf.

We describe the procedures for tendering Income PRIDES in more detail in the section of this exchange offer prospectus entitled “The Exchange Offer—Procedures for Tendering Income PRIDES.”

Withdrawal Rights

You may withdraw previously tendered Income PRIDES at any time before the expiration date of the exchange offer. In addition, you may withdraw any Income PRIDES that you tender that are not accepted by us for purchase after the expiration of 40 business days from March 31, 2004. See the section of this exchange offer prospectus entitled “The Exchange Offer—Withdrawals of Tenders.”

Risk Factors

You should consider carefully all of the information set forth in this exchange offer prospectus and, in particular, you should evaluate the specific factors set forth under “Risk Factors” before deciding whether to participate in the exchange offer.

Material United States Federal Income Tax Consequences For Income PRIDES Holders

We intend to treat the exchange of your Income PRIDES for shares of our common stock plus cash pursuant to the exchange offer as a physical settlement of the purchase contract and retirement of the note. For a detailed discussion, please see the section of this exchange offer prospectus entitled “Material United States Federal Income Tax Consequences.”

Brokerage Commissions

You are not required to pay any brokerage commissions to the dealer managers. If your Income PRIDES are held through a broker or other nominee who tenders the Income PRIDES on your behalf (other than those tendered through one of the dealer managers), your broker may charge you a commission for doing so.

Dealer Managers

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Credit Suisse First Boston LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc. and SG Cowen Securities Corporation.

Information Agent	Mellon Investor Services LLC

Exchange Agent	JPMorgan Chase Bank

Market-Trading

The Income PRIDES are listed on the New York Stock Exchange under the symbol “EDSPrI”, and our common stock is listed on the New York Stock Exchange and the London Stock Exchange under the symbols “EDS” and “EDC,” respectively. On May 7, 2004, the last reported sale price of the Income PRIDES on the New York Stock Exchange was $16.50 per Income PRIDES, and the last reported sale price of our common stock on the New York Stock Exchange was $17.79 per share. The shares of our common stock to be issued in the exchange offer have been approved for listing on the New York Stock Exchange.

Further Information

If you have questions regarding the information in this exchange offer prospectus, please contact one of the co-lead dealer managers. If you have questions regarding the procedures for tendering in the exchange offer or require assistance in tendering your Income PRIDES, please contact the information agent. If you would like additional copies of this exchange offer prospectus, our annual, quarterly, and current reports, proxy statement and other information that we incorporate by reference in this exchange offer prospectus, please contact either the information agent or Investor Relations at EDS. For all other questions, please contact one of the co-lead dealer managers. The contact information is set forth on the back cover of this exchange offer prospectus.

RISK FACTORS

In considering whether to participate in the exchange offer, you should carefully consider the risks described below and the other information we have included or incorporated by reference in this exchange offer prospectus.

Risks Related to the Exchange Offer

The value of the common stock that you receive may fluctuate.

We are offering to exchange a fixed number of shares of our common stock and a fixed dollar amount of cash for each Income PRIDES. The price of our common stock has declined considerably since the initial issuance of the Income PRIDES and may fluctuate widely in the future. If the market price of our common stock declines, the value of the fixed number of shares you will receive in exchange for your Income PRIDES will decline. The trading value of our common stock could fluctuate depending upon any number of factors, including those specific to us and those that influence the trading prices of equity securities generally. The market price of our common stock will likely continue to fluctuate in response to factors including the following, many of which are beyond our control:

•	quarterly fluctuations in our operating and financial results;

•	changes in financial estimates and recommendations by financial analysts;

•	changes in the ratings of our indebtedness;

•	developments related to litigation or regulatory proceedings involving us;

•	fluctuations in the stock price and operating results of our competitors;

•	dispositions, acquisitions and financings; and

•	general conditions in the industries in which we operate.

The market price of our common stock has declined considerably since September 2002, due in part to our third quarter 2002 earnings guidance announcement. In addition, the stock markets in general, including the New York Stock Exchange, experience significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may affect adversely the market prices of our notes and our common stock.

All of our debt obligations, including the notes associated with the Income PRIDES that remain outstanding after the exchange offer, will have priority over our common stock with respect to payment in the event of a liquidation, dissolution or winding up.

In any liquidation, dissolution or winding up of EDS, our common stock would rank below all debt claims against EDS, including the notes that are part of the Income PRIDES. As a result, holders of our common stock will not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after our obligations to our debt holders have been satisfied. In addition, holders of shares of our preferred stock, if any, that may be issued will have priority over the holders of our common stock with respect to the distribution of our assets in the event of our liquidation or dissolution.

By tendering your Income PRIDES, you will lose your right to receive certain cash payments.

Holders of Income PRIDES are entitled to quarterly contract adjustment payments, quarterly interest payments, or both. If your Income PRIDES are validly tendered and accepted for exchange you will lose the right to receive any contract adjustment or quarterly interest payments to be made after completion of the exchange offer. In addition, you will not receive any payment of accrued interest or the accrued portion of the contract adjustment payment.

Our certificate of incorporation and bylaw provisions, and several other factors, could limit another party’s ability to acquire us and could deprive you of the opportunity to obtain a takeover premium for your shares of common stock.

A number of provisions in our certificate of incorporation, bylaws and rights agreement and under Delaware law could make it difficult for another company to acquire us and for you to receive any related takeover premium for our common stock. See the section of this exchange offer prospectus entitled “Description of Capital Stock.”

Risks Related to Holding Income PRIDES After the Exchange Offer

Income PRIDES that you continue to hold after the exchange offer are expected to become less liquid following the exchange offer.

If a sufficiently large number of Income PRIDES do not remain outstanding after the exchange offer, the trading market for the remaining outstanding Income PRIDES may be less liquid and market prices may fluctuate significantly depending on the volume of trading in Income PRIDES. Furthermore, a security with a smaller “float” may command a lower price and trade with greater volatility or much less frequently than would a comparable security with a greater float. This decreased liquidity may also make it more difficult for holders of Income PRIDES that do not tender to sell their Income PRIDES.

If you do not participate in the exchange offer, you will have no rights as a common stockholder.

Until you acquire shares of our common stock upon settlement of your purchase contract associated with the Income PRIDES, you will not be entitled to any rights with respect to our common stock, including voting rights and rights to receive any dividends or other distributions on our common stock, but you will be subject to all changes affecting the common stock. If you do not tender your Income PRIDES for exchange, you will only be entitled to rights with respect to our common stock if and when we deliver shares of common stock upon settlement of the Income PRIDES on August 17, 2004, or as a result of early settlement upon the occurrence of a corporate transaction, as the case may be, and if the applicable record date, if any, for the exercise of rights or the receipt of dividends or other distributions occurs after that date. For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws in connection with a recapitalization of EDS and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of our common stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

If you do not participate in the exchange offer, your pledged securities will remain encumbered.

Although you are the beneficial owner of the notes or Treasury securities or Treasury portfolio, as applicable, underlying your Income PRIDES, those securities will remain pledged after the exchange offer to secure your obligations under the related purchase contracts. Thus, your rights to the pledged securities will remain subject to our security interest. Additionally, notwithstanding the automatic termination of the purchase contracts in the event that we become the subject of a case under the U.S. Bankruptcy Code, the delivery of the pledged securities to you may be delayed by the imposition of the automatic stay of Section 362 of the Bankruptcy Code.

The purchase contract agreement that is associated with the Income PRIDES is not qualified under the Trust Indenture Act of 1939; the obligations of the purchase contract agent are limited.

The purchase contract agreement between the purchase contract agent and us is not qualified as an indenture under the Trust Indenture Act of 1939, and the purchase contract agent is not required to qualify as a trustee under the Trust Indenture Act. The notes constituting a part of the Income PRIDES were issued pursuant to an indenture, which has been qualified under the Trust Indenture Act. Accordingly, if you hold Income PRIDES after the exchange offer, you will not have the benefit of the protections of the Trust Indenture Act other than to the extent applicable to a note included in an Income PRIDES. The protections generally afforded the holder of a security issued under an indenture that has been qualified under the Trust Indenture Act include:

•	disqualification of the indenture trustee for “conflicting interests,” as defined under the Trust Indenture Act;

•	provisions preventing a trustee that is also a creditor of the issuer from improving its own credit position at the expense of the security holders immediately prior to or after a default under such indenture; and

•	the requirement that the indenture trustee deliver reports at least annually with respect to certain matters concerning the indenture trustee and the securities.

We may redeem notes that are a part of the Income PRIDES upon the occurrence of a tax event.

We have the option to redeem the notes, on not less than 30 days nor more than 60 days prior written notice, in whole but not in part, at any time before August 17, 2006 if a tax event occurs and continues under the circumstances described in this exchange offer prospectus. If we exercise this option, we will redeem the notes at the redemption price plus accrued and unpaid interest, if any. If we redeem the notes, we will pay the redemption price in cash to the holders of the notes. If the tax event redemption occurs before May 17, 2004, or before August 17, 2004 if the notes are not successfully remarketed on May 12, 2004 (the third business day immediately preceding May 17, 2004), the redemption price payable to you as a holder of the Income PRIDES will be distributed to the collateral agent, who in turn will apply an amount equal to the redemption price to purchase the Treasury portfolio on your behalf, and will remit the remainder of the redemption price to you, and the Treasury portfolio will be substituted for the notes as collateral to secure your obligations under the purchase contracts related to the Income PRIDES. If your notes are not components of Income PRIDES, you will receive redemption payments directly. The market prices for the Income PRIDES may decline if we substitute the Treasury portfolio of treasury securities as collateral in place of any notes so redeemed. A tax event redemption will be a taxable event to the holders of Income PRIDES and the notes sold separately.

The trading prices for the Income PRIDES that remain outstanding after the exchange offer will be directly affected by the trading prices of our common stock.

The trading prices of the Income PRIDES in the secondary market are directly affected by the trading prices of our common stock, the general level of interest rates and our credit quality. It is impossible to predict whether the price of the common stock or interest rates will rise or fall. Trading prices of the common stock will be influenced by the factors described in the section of this exchange offer prospectus entitled “Risk Factors—Risks Related to the Exchange Offer—The value of the common stock that you receive may fluctuate.” Fluctuations in interest rates may give rise to arbitrage opportunities based upon changes in the relative value of the common stock underlying the purchase contracts and of the other components of the Income PRIDES. Any such arbitrage could, in turn, affect the trading prices of the Income PRIDES that remain outstanding after the exchange offer, the notes and our common stock.

The United States federal income tax consequences of disposing of the Income PRIDES are unclear.

No statutory, judicial or administrative authority directly addresses the treatment to holders of owning or disposing of the Income PRIDES or instruments similar to the Income PRIDES for United States federal income tax purposes. As a result, the United States federal income tax consequences of owning or disposing of the Income PRIDES are unclear.

For United States federal income tax purposes, income and loss on the notes will generally be ordinary and you will be required to accrue interest income in excess of the stated amounts of interest you receive.

Under the terms of the indenture and the notes that are associated with the Income PRIDES, we and each holder agreed, for United States federal income tax purposes, to treat the notes as indebtedness that is subject to the regulations governing contingent payment debt instruments. As a result, you will generally be required to recognize ordinary income on the gain, if any, realized on your exchange of the notes. Your ability to offset such ordinary income with a loss, if any, on a purchase contract may be limited.

Risks Related to Our Business

Further downgrades of our ratings could adversely affect us and the trading prices of the Income PRIDES and our common stock.

On March 24, 2004, Fitch Ratings announced that it downgraded our senior unsecured debt to BBB- from BBB, and that it removed our senior unsecured debt from Rating Watch Negative. On April 5, 2004, Standard & Poor’s Ratings Services announced that it downgraded our senior unsecured debt rating to BBB- from BBB and that it removed us from CreditWatch, where it had placed us on February 5, 2004. On February 6, 2004, Moody’s Investor Services, Inc. placed our long-term credit rating of Baa3 on review for possible downgrade. These credit rating agencies could take further adverse actions with respect to our ratings. In addition, a negative change in our credit rating could have an adverse effect on the market price of the Income PRIDES and our common stock, could adversely affect our ability to access capital or to compete for new business and could result in an increase in the interest rates payable under future indebtedness. If the credit ratings assigned to our 6.0% Senior Notes due 2013 fall to below Baa3 by Moody’s Investor Services, Inc. or BBB- by Standard & Poor’s Rating Services, the interest rate payable on such notes will be increased by 0.50%. At December 31, 2003, we had no recognized or contingent material liabilities that would be subject to accelerated payment in the event one or more of the rating agencies downgrades our credit ratings.

An ongoing SEC investigation could adversely affect us or the market value of the Income PRIDES and our common stock.

The SEC staff is conducting a formal investigation of some of our activities and contracts. The investigation initially related to our purchase and settlement of forward contracts in connection with our program to manage the future stock issuance requirements of our employee stock incentive plans and the events leading up to our third quarter 2002 earnings guidance announcement. Following our announcement that we recognized a $334 million loss on our NMCI contract in the first quarter of 2003, the SEC staff requested certain documents related to that contract. The SEC staff subsequently requested information regarding our write-off of deferred costs related to the NMCI contract in the fourth quarter of 2003 and has also requested information about customer contracts that contain prepayment provisions. The investigation is ongoing, and we will continue to cooperate with the SEC staff. We are unable to predict the outcome of the investigation, the scope of matters that the SEC may choose to investigate in the course of this investigation or in the future, the SEC’s views of the issues being investigated, or any action that the SEC might take, including the imposition of fines, penalties, or other available remedies. Any adverse development in connection with the investigation, including any expansion of the scope of the investigation, could have a material adverse effect on us, including diverting the efforts and attention of our management team from our business operations, and could negatively impact the market value of the Income PRIDES and our common stock.

Pending litigation could have a material adverse effect on our liquidity and financial condition.

We and certain of our former directors and officers are defendants in numerous purported shareholder class action suits filed from September through December 2002 in response to our September 18, 2002 earnings guidance announcement, publicity about certain equity hedging transactions that we had entered into, and the subsequent drop in the price of our common stock. In addition, five purported class action suits have been filed on behalf of participants in the EDS 401(k) Plan, against us, certain of our current and former officers and, in some cases, our directors. Our motions to centralize all of the foregoing cases have been granted. In July 2003, an amended consolidated complaint was filed with respect to the consolidated litigation. The amended complaint for the securities action alleges violations of various securities laws based upon purported misstatements and/or omissions of material facts about our financial condition, particularly with respect to the NMCI contract and the accounting for that contract. The amended complaint for the EDS 401(k) Plan participant litigation alleges violations of fiduciary duties under the Employee Retirement Income Security Act by some or all of the defendants and a violation under the Securities Act of 1933 by selling unregistered shares to plan participants during a period of approximately one year ending on November 18, 2002. In addition, there are three derivative complaints filed by shareholders against our directors and certain former officers and naming us as a nominal defendant. The actions allege breach of fiduciary duties, abuse of control and gross mismanagement based upon purported misstatements and/or omissions of material facts regarding our financial condition similar to those alleged in the purported class actions described above. A fourth derivative complaint filed in February 2004 relies upon substantially the same factual allegations as the consolidated securities action discussed above. As all these matters are in an early stage, we are not able to determine the actual impact on us or our consolidated financial statements. However, we may be required to pay judgments or settlements and incur expenses in aggregate amounts that could have a material adverse effect on our liquidity and financial condition.

Our engagements with clients may not be profitable.

The pricing and other terms of our client contracts, particularly our long-term information technology outsourcing agreements, require us to make estimates and assumptions at the time we enter into these contracts that could differ from actual results. These estimates reflect our best judgments regarding the nature of the engagement and our expected costs to provide the contracted services. Any increased or unexpected costs or unanticipated delays in connection with the performance of these engagements, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable, which would have an adverse effect on our profit margin. In addition, we estimate that a majority of our IT outsourcing contracts contain some fixed-price, incentive-based or other pricing terms that condition our fee on our ability to meet defined goals. Our failure to meet a client’s expectations in any type of contract may result in an unprofitable engagement.

Breakdowns in our internal controls and procedures could have an adverse effect on us.

Breakdowns in our internal controls and procedures could have an adverse effect on us. During the third quarter of 2003, we adopted EITF 00-21 on a cumulative basis as of January 1, 2003. Prior to the adoption of EITF 00-21, the NMCI contract was accounted for on a percentage-of-completion basis. Following the first quarter of 2003, we reported the existence of deficiencies in the operational effectiveness of controls over the process for estimating revenues and costs over the remaining term of the NMCI contract. Our independent auditors had reviewed such deficiencies and advised our audit committee that, due to the size of the NMCI contract, they collectively constitute a significant deficiency that rises to the level of a reportable condition. Reportable conditions involve significant deficiencies in the design or operation of a company’s internal controls that could adversely affect the company’s ability to record, process, summarize and report financial data. This deficiency was subsequently remediated by management in 2003. We recently identified another example of deficiencies in the operational effectiveness of those controls. In April 2004, our management learned of errors in the contract’s percentage-of-completion accounting models with respect to the last two quarters of 2002. These errors had not previously been reported to management. As a result, management further reviewed and reformed the model to correct errors and to evaluate the effect of the revised model on our results of operations for the last two quarters of 2002. Management has concluded that our reported results for those periods are not affected because the revised models for such periods continued to show an excess of estimated revenues over costs, and the contract was then being accounted for on a zero-profit basis. This conclusion has been reviewed by our audit committee and independent auditors.

In addition, in April 2004 management identified a significant deficiency that rises to the level of a reportable condition in the NMCI contract’s purchasing and accrual process associated with certain hardware and subcontractor work-in-process during 2003. This deficiency resulted in the untimely recognition of the purchase of certain hardware and assets under construction. Management has implemented or is in the process of implementing measures to improve controls over this process, including centralized approval of all contract-related purchases, implementation of an automated warehouse management system, monthly subcontractor reporting of work-in-process activities and increased operational monitoring and reporting of subcontractor activities. Other instances of breakdowns in our internal controls and procedures could occur or be identified in the future, and any such breakdowns may have an adverse effect on us and the market price of our securities.

Our ability to recover significant capital investments in certain construct contracts is subject to risks.

Some of our client contracts require significant investment in the early stages which is recovered through billings over the life of the respective contracts. These contracts often involve the construction of new computer systems and communications networks and the development and deployment of new technologies. Substantial performance risk exists in each contract with these characteristics, and some or all elements of service delivery under these contracts are dependent upon successful completion of the development, construction and deployment phases. At December 31, 2003 we were performing construct activities on 13 contracts and, in most cases, concurrently providing various IT services using the legacy IT systems acquired from the clients. At December 31, 2003, we had net deferred contract and set-up costs of $870 million and other assets, including prepaid expenses, equipment and software, of $1.4 billion associated with these contracts, the most significant of which is the NMCI contract. Some of these contracts, including the NMCI contract and a commercial contract discussed below, have experienced delays in their development and construction phases, and certain milestones have been missed. We are currently in discussions with the Department of the Navy and the other commercial client regarding modification of deployment schedules and contract terms. While we believe we can deliver the required systems and services and our net assets at December 31, 2003 for each of these contracts will be recovered over their respective terms, significant further delays in development and construction, or termination or significant amendment of the respective contract, could result in a material impairment of a portion of the associated assets.

We have a significant commercial contract under which we provide various IT services using the legacy IT systems acquired from the client while developing and deploying a new IT system dedicated to that client. At December 31, 2003, we had invested net assets of approximately $150 million associated with this contract. These assets are expected to be recovered through cash flows from the contract over its remaining term. This contract has experienced delays in its development and construction phases, and milestones in the contract have been missed. The client has indicated that it believes we are in default of our obligations and that the contract is subject to termination by the client. Throughout the contract period we have been negotiating with the client to resolve critical issues, including those associated with the pricing and technical specifications for the new IT system. These issues remain unresolved. As a result, we believe material portions of the contract may have become unworkable in that the original intent of the parties as to pricing and other essential terms is being frustrated. During the first quarter of 2004, we incurred an operating loss and wrote down assets associated with this contract totaling approximately $94 million, including a $37 million write-down of assets. A further write-down and losses may occur during the second quarter of 2004. If a negotiated solution cannot be reached, the parties may each seek appropriate legal remedies to resolve these issues, including the possible discontinuation of the relationship. In such event, the contract could be terminated and legal recourse pursued. This may result in further losses that could be material. It is possible that even if the parties reach a negotiated solution, the impact of that agreement could result in further impairment of some of the associated assets. Any further impairment of associated assets related to this contract could be material.

A decline in revenues from or loss of significant clients could reduce our revenues and profitability.

Our success is to a significant degree dependent on our ability to retain our significant clients and maintain or increase the level of revenues from these clients. We may lose clients due to their merger or acquisition, business failure, contract expiration, conversion to a competing service provider or conversion to an in-house data processing system. We may not be able to retain or renew relationships with our significant clients in the future. As a result of business downturns or for other business reasons, we are also vulnerable to reduced processing volumes from our clients, which can reduce the scope of services provided and the prices for those services.

Our outsourcing segment generates a substantial majority of its revenues from long-term IT outsourcing agreements, including a number of “mega-deals.” A number of these outsourcing agreements have terms that expire in coming years, including our Master Service Agreement with GM which expires in 2006. Approximately 12% and 10.5% of our total revenues in 2002 and 2003, respectively, were attributable to GM and its affiliates. Operating margins from our GM business are expected to decline slightly from current levels as GM continues to limit its IT spending. The loss of GM as an ongoing major customer would have a material adverse effect on us. The termination of this agreement would materially adversely affect our revenue and earnings from and after the date of such termination. The extent of such impact on our earnings will be based in part on our ability to reduce the fixed costs associated with this agreement, including property, equipment and software. In addition, the extension of this agreement on terms less favorable to us than current terms would also adversely affect our revenue and earnings.

For a discussion of certain significant contracts, see the section entitled “Client Contract Matters” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, which is incorporated herein by reference.

The markets in which we operate are highly competitive and we may not be able to compete effectively.

The markets in which we operate include a large number of participants and are highly competitive. Our primary competitors are IT service providers, large accounting, consulting and other professional service firms, application service providers, packaged software vendors and resellers and service groups of computer equipment companies. We also experience competition from numerous smaller, niche-oriented and regionalized service providers. Our business is experiencing rapid changes in its competitive landscape. We increasingly see our competitors moving operations offshore to reduce their costs as well as direct competition from niche offshore providers, primarily India-based competitors. With lower costs, these competitors may be able to offer lower prices than we are able to offer, which would adversely affect our ability to compete. In addition, negative publicity from our pending litigation or SEC staff investigation could have a negative effect on our competitive position. Any of these factors may impose additional pricing pressure on us, which could have an adverse effect on our revenues and profit margin.

Some of our contracts contain benchmarking provisions that could decrease our revenues and profitability.

Some of our long-term IT outsourcing agreements contain pricing provisions that permit a client to request a benchmark study by a mutually acceptable third-party benchmarker. Typically, benchmarking may not be conducted during the initial years of the contract term but may be requested by a client periodically thereafter, subject to restrictions which limit benchmarking to certain groupings of services and limit the number of times benchmarking may be elected during the term of the contract. Generally, the benchmarking compares the contractual price of our services against the price of similar services offered by other specified providers in a peer comparison group, subject to agreed upon adjustment and normalization factors. Generally, if the benchmarking study shows that our pricing has a difference outside a specified range, and the difference is not due to the unique requirements of the client, then the parties will negotiate in good faith any appropriate adjustments to the pricing. This may result in the reduction of our rates for the benchmarked services. Due to the enhanced focus of our clients on reducing IT costs, as well as the uncertainties and complexities inherent in benchmarking comparisons, our clients may increasingly attempt to obtain additional price reductions beyond those already embedded in our contract rates through the exercise of benchmarking provisions. Such activities could negatively impact our results of operations or cash flow in 2004 or thereafter to a greater extent than has been our prior experience.

Our exposure to certain industries and financially troubled customers has adversely affected our financial results.

Our exposure to certain industries and financially troubled customers has had, and could in the future have, a material adverse effect on our financial position and our results of operations. For example, some of our clients are in the airline and travel-related industry and that sector has been experiencing significant financial difficulty. In 2003, we amended agreements with certain of those clients, which has resulted in a decrease in revenues and earnings from these clients.

We may not achieve the benefits we expect from our strategic reorganization and cost cutting initiatives.

We are implementing a strategic reorganization and other cost cutting measures. Our expected future cost savings and other benefits from these initiatives are subject to many estimates and assumptions, including assumptions regarding the costs and timing of activities in connection with these initiatives. In addition, these estimates and assumptions are subject to significant economic, competitive and other uncertainties that are beyond our control. If these assumptions are not realized, or if other unforeseen events occur, our results of operations could be adversely affected.

A significant or prolonged economic downturn could have a material adverse effect on our results of operations.

Our results of operations are affected by the level of business activity of our clients, which in turn is affected by the level of economic activity in the industries and markets that they serve. The general economic weakness in the IT industry resulting from, among other things, the decline in discretionary IT spending by our clients and prospective clients, has adversely affected our revenues in recent years. A lack of improvement or continued decline in the level of business activity of our clients could continue to adversely affect our revenues and profitability.

Our services or products may infringe upon the intellectual property rights of others.

We cannot be sure that our services and products, or the products of others that we offer to our clients, do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us. These claims may harm our reputation, cost us money and prevent us from offering some services or products. We generally agree in our contracts to indemnify our clients for any expenses or liabilities they may incur resulting from claimed infringements of the intellectual property rights of third parties. In some instances, the amount of these indemnities may be greater than the revenues we receive from the client. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, injure our reputation or require us to enter into royalty or licensing arrangements. We may, in limited cases, be required to forego rights to the use of intellectual property we help create, which limits our ability to also provide that intellectual property to other clients. Any limitation on our ability to provide a service or product could cause us to lose revenue-generating opportunities and require us to incur additional expenses to develop new or modified solutions for future projects.

USE OF PROCEEDS

We will not receive any cash proceeds from the exchange offer. We will pay all expenses related to the exchange offer, other than any commissions or concessions of any broker or dealer and the out of pocket expenses of the dealer managers. Except as otherwise provided in Instruction 6 of the letter of transmittal, we will pay the transfer taxes, if any, on the exchange of any Income PRIDES.

MARKET FOR COMMON STOCK AND INCOME PRIDES

Our common stock and the Income PRIDES are listed on the New York Stock Exchange under the symbols “EDS” and “EDSPrI,” respectively. The following table sets forth the high and low sales price and dividends declared and paid per share of our common stock and high and low sales price per Income PRIDES on the New York Stock Exchange during the periods shown:

	Common Stock			Income PRIDES
	HIGH	LOW	DIVIDENDS	HIGH	LOW
YEAR ENDED DECEMBER 31, 2002:
First Quarter	$68.55	$55.90	$0.15	$57.15	$48.00
Second Quarter	57.96	37.00	0.15	50.56	36.90
Third Quarter	44.00	10.09	0.15	42.29	14.35
Fourth Quarter	19.88	11.03	0.15	22.80	15.60

YEAR ENDED DECEMBER 31, 2003:
First Quarter	$21.02	$14.45	$0.15	$24.40	$17.09
Second Quarter	25.03	16.15	0.15	24.70	18.72
Third Quarter	23.27	19.77	0.15	23.80	20.11
Fourth Quarter	24.82	19.85	0.15	23.07	20.02

YEAR ENDING DECEMBER 31, 2004:
First Quarter	$25.44	$18.30	$0.15	$23.74	$17.49
Second Quarter (through May 7, 2004)	20.66	17.77	—	19.90	16.50

On March 30, 2004, the day before the commencement of the exchange offer, the last reported sale price of the Income PRIDES on the New York Stock Exchange was $18.00 per share. On May 7, 2004, the last reported sale price of the Income PRIDES on the New York Stock Exchange was $16.50 per Income PRIDES. The last reported sale price of our common stock on the New York Stock Exchange was $17.79 per share on May 7, 2004. As of January 31, 2004, there were 481,421,936 shares of common stock outstanding, owned by approximately 129,000 holders of record. As of March 29, 2004, there were 32,200,000 Income PRIDES outstanding. No Growth PRIDES were outstanding as of March 29, 2004.

Future dividends will be payable on our common stock only when, as and if declared by our board of directors, and will be dependent upon business conditions, earnings, our cash requirements and other relevant factors.

Our board of directors has declared a dividend on our common stock of $0.15 per share, payable June 10, 2004, to stockholders of record as of the close of business on May 14, 2004.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents selected historical consolidated financial data derived from our consolidated financial statements for each of the five fiscal years in the period ended December 31, 2003, which have been audited by KPMG LLP, independent auditors. The following financial information should be read in conjunction with our consolidated financial statements, and the related notes to those statements, and other financial and operating data incorporated by reference in this exchange offer prospectus. Additionally, the following financial information includes our UGS PLM Solutions subsidiary as part of our continuing operations. We entered into a definitive agreement on March 12, 2004 to sell a 100% equity interest in UGS PLM Solutions. Please refer to our Current Report on Form 8-K filed on May 12, 2004 for a presentation of our financial results which have been restated to classify UGS PLM Solutions as part of our discontinued operations.

	As of and for the Years Ended December 31,
	2003(1)	2002(2)	2001(2)(3)	2000(2)(3)	1999(2)(3)
	(in millions, except per share amounts)
Operating Results
Revenue(1)	$21,476	$21,359	$21,033	$18,856	$18,401
Cost of revenues	19,502	17,617	16,982	15,289	15,067
Selling, general and administrative	1,902	1,874	1,868	1,776	1,853
Acquired in-process R&D and other acquisition-related costs	—	—	144	24	—
Restructuring and other	195	(3)	(15)	(22)	1,038
Other income (expense)(4)	(266)	(347)	102	(27)	180
Provision (benefit) for income taxes	(137)	518	797	643	224
Income (loss) from continuing operations	(252)	1,006	1,359	1,119	399
Income (loss) from discontinued operations	(14)	110	28	24	22
Cumulative effect on prior years of changes in accounting principles, net of income taxes	(1,432)	—	(24)	—	—
Net income (loss)(1)	(1,698)	1,116	1,363	1,143	421

Per share data
Basic earnings per share of common stock:
Income (loss) from continuing operations	$(0.53)	$2.10	$2.89	$2.40	$0.82
Net income (loss)	(3.55)	2.33	2.90	2.45	0.87
Diluted earnings per share of common stock:
Income (loss) from continuing operations	(0.53)	2.06	2.80	2.35	0.80
Net income (loss)	(3.55)	2.28	2.81	2.40	0.85
Cash dividends per share of common stock	0.60	0.60	0.60	0.60	0.60
Book value per share of common stock	11.89

Financial position
Current assets	$6,823	$9,269	$7,374	$6,159	$5,877
Property and equipment, net	2,858	3,023	3,082	2,474	2,460
Other assets	8,599	6,588	5,897	4,059	4,185
Total assets	18,280	18,880	16,353	12,692	12,522
Current liabilities	7,473	6,129	4,012	3,955	4,691
Pension benefit liability	1,121	1,113	325	355	305
Long-term debt, less current portion	3,488	4,148	4,692	2,585	2,216
Minority interests and other long-term liabilities	484	417	644	529	508
Shareholders’ equity	5,714	7,022	6,446	5,139	4,535

Other data
Ratio of earnings to fixed charges(5)(6)	—	3.7	4.6	4.3	2.2

(1)

We adopted a new method of accounting for revenue recognition on long-term contracts effective January 1, 2003. Amounts for prior years are reported in accordance with our previous method of accounting for revenue recognition. Revenues for the years ended December 31, 2002, 2001, 2000 and 1999 were $20,132 million, $19,936 million, $19,438 million and $18,232 million, respectively, on a comparable pro forma basis as if the aforementioned accounting change had been applied to all contracts at inception. Net income for the years ended December 31, 2002, 2001, 2000 and 1999 were $460 million, $932 million, $1,424 million and $266 million, respectively, on a comparable pro forma basis as if the aforementioned accounting change had been applied to all contracts at inception.

(2)	Operating results for each of the years in the four year period ended December 31, 2002 have been restated to conform to the current presentation with regard to our reporting of certain activities as discontinued operations during 2003.
(3)	Effective January 1, 2002, we fully adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Intangible Assets. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized. Operating results include goodwill amortization in the pre-tax amounts of $173 million, $164 million and $153 million for the years ended December 31, 2001, 2000 and 1999, respectively.
(4)	Other income (expense) includes net investment gains (losses) in the pre-tax amounts of $6 million, $(119) million, $344 million, $118 million and $94 million for the years ended December 31, 2003, 2002, 2001, 2000 and 1999, respectively.
(5)	For the year ended December 31, 2003, our earnings were inadequate to cover our fixed charges by $390 million.
(6)	The ratio has been computed by dividing earnings by fixed charges. For purposes of computing the ratio:

•	earnings consist of earnings before income taxes, cumulative effect of a change in accounting principle, minority interest in consolidated subsidiaries, and undistributed equity in income (losses) of affiliates, plus distributed income of equity investees, and fixed charges, less capitalized interest; and

•	fixed charges consist of total interest expense, including capitalized interest, dividends on redeemable preferred stock of subsidiaries and a portion of rentals for real and personal property deemed to be representative of the interest component of rent expense.

We did not have any preferred stock outstanding and there were no preferred stock dividends paid or accrued during the periods presented.

THE EXCHANGE OFFER

Purpose and Effects of the Exchange Offer

We are making the exchange offer as part of our ongoing strategy to reduce our overall indebtedness. The exchange offer allows current holders of Income PRIDES to receive greater value than they will receive if they continue to own Income PRIDES in accordance with their terms, while allowing us to retire the notes associated with the Income PRIDES instead of having them remain outstanding if a remarketing of the notes is successful.

Terms of the Exchange Offer

We are offering to exchange 0.8430 shares of our common stock plus $1.58 in cash for each validly tendered and accepted FELINE PRIDES unit in the form of an Income PRIDES, up to an aggregate of 32,100,000 Income PRIDES, upon the terms and subject to the conditions set forth in this exchange offer prospectus and in the related letter of transmittal. Income PRIDES validly tendered and not withdrawn will be subject to proration as described in this exchange offer prospectus (1) if we determine there is any likelihood that the New York Stock Exchange continued-listing condition described below may not be satisfied based on consultations with the New York Stock Exchange or (2) if more than 32,100,000 Income PRIDES are validly tendered and not withdrawn.

We are only tendering for Income PRIDES. We are not tendering for Growth PRIDES. If you hold Growth PRIDES and would like to participate in the exchange offer, then before tendering, you must recreate Income PRIDES from your Growth PRIDES. See the section of this exchange offer prospectus entitled “Description of FELINE PRIDES—Recreating Income PRIDES” for a discussion on how to recreate Income PRIDES from Growth PRIDES.

Any Income PRIDES tendered but not accepted because they were not validly tendered shall remain outstanding upon completion of the exchange offer. Income PRIDES accepted in the exchange offer, including the underlying purchase contracts and notes, will be retired and cancelled.

By tendering your Income PRIDES, you will lose your right to receive quarterly contract adjustment payments and interest payments on the notes payable after the completion of the exchange offer.

Expiration Date

The term “expiration date” means 1:00 p.m., New York City time, on May 12, 2004. However, if we extend the period of time for which the exchange offer remains open, the term “expiration date of this exchange offer” means the latest time and date to which the exchange offer is so extended.

Fractional Shares

We will not issue any fractional shares of common stock in the exchange offer. In lieu of fractional shares otherwise issuable (calculated on an aggregate basis for each holder), holders participating in the exchange offer will be entitled to receive an amount of cash equal to the fraction of a share multiplied by the closing price per share of our common stock on the last business day immediately preceding the expiration date of the exchange offer.

Source of Cash to be Paid in the Exchange Offer

If Income PRIDES aggregating 32,100,000 units, the maximum amount we will accept for exchange, are validly tendered and accepted for exchange by us, we will pay an aggregate of $50,718,000 in cash. In addition, we will pay cash in lieu of issuing fractional shares in the exchange offer. We intend to fund the cash component of the exchange consideration and any cash payment in lieu of fractional shares from our available cash.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer to the contrary, the exchange offer is subject to the following conditions that we may not waive:

•	the registration statement of which this exchange offer prospectus forms a part shall have become effective and no stop order suspending the effectiveness of the registration statement and no proceedings for that purpose shall have been instituted or be pending, or to our knowledge, be contemplated or threatened by the SEC;

•	there being no likelihood that the acceptance for exchange of the outstanding Income PRIDES pursuant to the exchange offer will cause the outstanding Income PRIDES to be de-listed from the New York Stock Exchange for any reason; and

•	the satisfaction of the following conditions set forth in the dealer manager agreement and the compliance with certain covenants contained in the dealer manager agreement, in each case, as of the expiration date of the exchange offer (any of which may be waived by the dealer managers in their discretion);

—	the accuracy in all material respects of the representations and warranties made by us in the dealer manager agreement;

—	the delivery by us to the dealer managers of customary officers’ and secretary’s certificates as of the expiration date;

—	the delivery by us to the dealer mangers of a “comfort letter” from our independent public accountants with respect to certain information contained in this exchange offer prospectus; and

—	the delivery by us to the dealer managers of legal opinions rendered by our counsel as of the expiration date.

The New York Stock Exchange will consider de-listing the outstanding Income PRIDES if, following the exchange, the number of publicly-held Income PRIDES is less than 100,000, the number of holders of Income PRIDES is less than 100, the aggregate market value of the Income PRIDES is less than $1 million or for any other reason based on the suitability for the continued listing of the Income PRIDES in light of all pertinent facts as determined by the New York Stock Exchange. In the event that a significant number of holders tender their Income PRIDES or a significant number of the Income PRIDES are tendered in the offer such that we believe there is any likelihood that the Income PRIDES could be de-listed from the New York Stock Exchange, we may accept a pro rata amount of the Income PRIDES tendered in order to ensure that the Income PRIDES continue to be listed on the New York Stock Exchange. Therefore, while we are making this exchange offer for up to 32,100,000 Income PRIDES, we may not accept 32,100,000 Income PRIDES if doing so may result in the de-listing of the Income PRIDES. If the Income PRIDES are likely to be de-listed, we are required to prorate the offer to ensure that the Income PRIDES remain listed on the New York Stock Exchange. If we decide to prorate the offer such that we will only accept an aggregate number of Income PRIDES that is lower than the 32,100,000 Income PRIDES that we are currently seeking to exchange, we will extend the exchange offer for a period of ten business days and provide holders with notice of such extension as described below under “—Extension, Delay in Acceptance, Amendment or Termination.”

In addition, notwithstanding any other provision of the exchange offer to the contrary, we will not be required to accept for exchange Income PRIDES tendered pursuant to the exchange offer and may terminate or extend the exchange offer if any condition to the exchange offer is not satisfied. We may also, subject to Rule 14e-1 under the Securities Exchange Act of 1934, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer, postpone the acceptance for exchange of Income PRIDES validly tendered and not withdrawn prior to the expiration date of the exchange offer, if any one of the conditions described above is not satisfied or any one of the following conditions has occurred, and the occurrence thereof has not been waived by us in our sole discretion:

•	there shall have been instituted, threatened or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the exchange offer, that is, or is reasonably likely to be, in our reasonable judgment, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects, or which would or might, in our reasonable judgment, prohibit, prevent, restrict or delay consummation of the exchange offer;

•	an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our reasonable judgment, would or might prohibit, prevent, restrict or delay consummation of the exchange offer, or that is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects;

•	there shall have occurred or be likely to occur any material adverse change to our business, operations, properties, condition, assets, liabilities, prospects or financial affairs;

•	there shall have occurred:

—	any general suspension of, or limitation on prices for, trading in securities in United States securities or financial markets;

—	any material adverse change in the price of our common stock in United States securities or financial markets;

—	a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States;

—	any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in our reasonable judgment, might affect the extension of credit by banks or other lending institutions; or

—	a commencement or significant worsening of a war or armed hostilities or other national or international calamity, including but not limited to, catastrophic terrorist attacks against the United States or its citizens.

These conditions to the exchange offer are for our sole benefit and may be asserted by us in our reasonable discretion or may be waived by us, in whole or in part, in our reasonable discretion on or before the expiration date of the exchange offer, whether or not any other condition of the exchange offer also is waived and regardless of the circumstances giving rise to the failure of any such condition. We have not made a decision as to what circumstances would lead us to waive any such condition, and any such waiver would depend on circumstances prevailing at the time of such waiver. Any determination by us concerning the events described in this section will be final and binding upon all persons.

Extension, Delay in Acceptance, Amendment or Termination

We expressly reserve the right to extend the exchange offer for such period or periods as we may determine in our sole discretion from time to time by giving oral, confirmed in writing, or written notice to the exchange agent and by making public announcement by press release prior to 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date of the exchange offer. During any extension of the exchange offer, all Income PRIDES previously tendered and not accepted for purchase will remain subject to the exchange offer and may, subject to the terms of the exchange offer, be accepted for exchange by us.

We also expressly reserve the right, at any time or from time to time, regardless of whether or not the conditions to the exchange offer have been satisfied, subject to and in accordance with applicable law, to:

•	delay the acceptance for exchange of Income PRIDES subject to and in accordance with applicable law;

•	waive any condition (other than those conditions we have identified as conditions we cannot waive) or otherwise amend the terms of the exchange offer in any respect prior to the expiration of the exchange offer, by giving oral, confirmed in writing, or written notice of such waiver or amendment to the exchange agent subject to and in accordance with applicable law; or

•	terminate or withdraw the exchange offer if any condition to the exchange offer is not satisfied, by giving oral, confirmed in writing, or written notice of such termination or withdrawal to the exchange agent.

Other than an extension of the exchange offer, we are not aware of any circumstance that would cause us to delay acceptance of any validly tendered Income PRIDES.

If we make a material change in the terms of the exchange offer or the information concerning the exchange offer, or waive a material condition of the exchange offer, we will promptly disseminate disclosure regarding the changes to the exchange offer and extend the exchange offer, if required by law, to ensure that the exchange offer remains open a minimum of five business days from the date we disseminate disclosure regarding the changes.

If we make a change in the number of Income PRIDES sought or the amount of consideration offered in the exchange, we will promptly disseminate disclosure regarding the changes and extend the exchange offer, if required by law, to ensure that the exchange offer remains open a minimum of ten business days from the date we disseminate disclosure regarding the changes.

Any waiver, amendment or modification will apply to all Income PRIDES tendered, regardless of when or in what order such Income PRIDES were tendered. Any extension, amendment or termination will be followed promptly by public announcement thereof, with the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date of the exchange offer.

Except as set forth above or as otherwise required by law, without limiting the manner in which we may choose to make any public announcement, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release.

We expressly reserve the right, in our sole discretion, to terminate the exchange offer if any of the conditions set forth above under “—Conditions to the Exchange Offer” shall have occurred. Any such termination will be followed promptly by a public announcement of such termination. In addition, if we terminate the exchange offer, we will give immediate notice thereof to the exchange agent. If the exchange offer is terminated, withdrawn or otherwise not completed, the consideration will not be paid or become payable to you, even if you have validly tendered your Income PRIDES in connection with the exchange offer, and any Income PRIDES you have tendered that we have not accepted for exchange will be returned promptly to you.

Priority of Exchanges and Proration

Priority of exchanges

Upon the terms and subject to the conditions of the exchange offer, if 32,100,000 or fewer Income PRIDES are validly tendered and not validly withdrawn on or prior to the expiration date of the exchange offer, we will accept for exchange all validly tendered Income PRIDES if, and only if, the acceptance of such tendered Income PRIDES would not result in the de-listing of the Income PRIDES from the New York Stock Exchange.

Upon the terms and subject to the conditions of the exchange offer, if more than 32,100,000 Income PRIDES are validly tendered and not validly withdrawn on or prior to the expiration date of the exchange offer, we will accept Income PRIDES from all holders who validly tender Income PRIDES, on a pro rata basis with appropriate adjustment to avoid fractional units. In addition, if we determine that there is any likelihood that the New York Stock Exchange continued-listing condition may not be met, we may accept a pro rata amount of the Income PRIDES tendered in the exchange offer to ensure that the Income PRIDES continue to be listed on the New York Stock Exchange after the consummation of the exchange offer. Any Income PRIDES tendered but not accepted because of proration will be returned to you. We will announce this proration percentage, if it is necessary, after the expiration date of exchange offer.

Proration

If, for any reason, proration of tendered Income PRIDES is required, we will determine the final proration factor promptly after the expiration date of the exchange offer. Proration for each holder validly tendering Income PRIDES will be based on the ratio of the number of Income PRIDES validly tendered by the holder to the total number of Income PRIDES validly tendered by all holders. This ratio will be applied to holders tendering Income PRIDES to determine the number of Income PRIDES, rounded up or down as nearly as practicable to the nearest whole unit, that will be purchased from each holder pursuant to the exchange offer.

Because of the potential difficulty in determining the number of Income PRIDES validly tendered and not withdrawn, we do not expect that we will be able to announce the final proration percentage until three to five business days after the expiration date of the exchange offer. The preliminary results of any proration will be announced by press release promptly after the expiration date of the exchange offer. Holders may obtain preliminary proration information from the dealer managers and the information agent, and may be able to obtain this information from their brokers. In the event of proration, we anticipate that we will commence exchange of the tendered Income PRIDES promptly after the expiration date of the exchange offer, but no later than five business days after the expiration date of the exchange offer.

As described in the section of this exchange offer prospectus entitled “Material United States Federal Income Tax Consequences,” you may be required to recognize taxable gain with respect to the transaction. If you are required to recognize taxable gain, the adjusted basis you have in the notes that are part of your Income PRIDES will affect the United States federal income tax consequences of the exchange to you. If any of your notes has an adjusted basis that is different from any of your other notes and we prorate the tendered Income PRIDES, you may wish to designate which of the Income PRIDES are to be purchased in the exchange. The letter of transmittal provides you the opportunity to designate the order of priority in which Income PRIDES are to be purchased, if we prorate the tendered Income PRIDES.

Procedures for Tendering Income PRIDES

Only a holder of Income PRIDES may participate in the exchange offer. If you hold Growth PRIDES, see the section of this exchange offer prospectus entitled “Description of FELINE PRIDES—Recreating Income PRIDES” for a discussion of how to recreate Income PRIDES from Growth PRIDES.

How to tender if you are a beneficial owner

If you beneficially own Income PRIDES that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender those Income PRIDES, you should contact the registered holder promptly and instruct it to tender your Income PRIDES on your behalf. If you are a beneficial owner and wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your Income PRIDES, either:

•	make appropriate arrangements to register ownership of the Income PRIDES in your name; or

•	obtain a properly completed power from the registered holder of your Income PRIDES.

The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date of the exchange offer.

How to tender generally

To participate in the exchange offer, a holder must:

•	comply with the automated tender offer program procedures of DTC described below; or

•	complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal;

—	have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and

—	mail or deliver the letter of transmittal or facsimile to the exchange agent prior to the expiration date of the exchange offer; or

In addition, either:

•	the exchange agent must receive the Income PRIDES along with the letter of transmittal prior to the expiration date of the exchange offer; or

•	the exchange agent must receive, prior to the expiration date of the exchange offer, a timely confirmation of book-entry transfer of such Income PRIDES into the exchange agent’s account at DTC according to the procedure for book-entry transfer described below or a properly transmitted agent’s message.

To be validly tendered, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at its address indicated on the cover page of the letter of transmittal. The exchange agent must receive such documents prior to the expiration date of the exchange offer.

The tender by a holder that is not withdrawn prior to the expiration date of the exchange offer will constitute a binding agreement between the holder and us in accordance with the terms and subject to the conditions described in this exchange offer prospectus and in the letter of transmittal.

The method of delivery of the Income PRIDES, the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Rather than mail these items, we recommend that you use an overnight or hand delivery service. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration date of the exchange offer. You should not send the letter of transmittal or Income PRIDES to us. You may request your brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for you.

Signatures and signature guarantees

If you are using a letter of transmittal or a notice of withdrawal (as described below), you must have signatures guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934. In addition, such entity must be a member of one of the recognized signature guarantee programs identified in the letter of transmittal. Signature guarantees are not required, however, if the Income PRIDES are tendered:

•	by a registered holder who has signed the letter of transmittal and the exchange consideration to be received in the exchange offer is to be issued directly to such registered holder and such holder has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution.

When you need endorsements or powers of attorney

If the letter of transmittal is signed by a person other than the registered holder of any Income PRIDES, the Income PRIDES must be endorsed or accompanied by a properly completed power of attorney. The power of attorney must be signed by the registered holder as the registered holder’s name appears on the Income PRIDES. A member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution must guarantee the signature on the power of attorney.

If the letter of transmittal or any Income PRIDES are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

Tendering through DTC’s automated tender offer program

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s automated tender offer program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the Income PRIDES to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent.

The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a participant in its automated tender offer program that it is tendering Income PRIDES that are the subject of such book-entry confirmation;

•	such participant has received and agrees to be bound by the terms of the letter of transmittal; and

•	the agreement may be enforced against such participant.

Determination of Validity

We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, and acceptance and withdrawal of tendered Income PRIDES. We reserve the absolute right to reject any and all Income PRIDES not validly tendered or any Income PRIDES whose acceptance by us would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects or irregularities either before or after the expiration date of the exchange offer. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Income PRIDES must be cured within a time period that we will determine. Neither we, the exchange agent nor any other person will have any duty to give notification of any defects or irregularities nor will any of them incur any liability for failure to give such notification. Tenders of Income PRIDES will not be considered to have been made until any defects or irregularities have been cured or waived. Any Income PRIDES received by the exchange agent that are not validly tendered and as to which the defects or irregularities have not been cured or waived will be returned promptly by the exchange agent to the tendering owners, unless otherwise provided in the letter of transmittal, promptly following the expiration date of the exchange offer.

Withdrawals of Tenders

You may validly withdraw Income PRIDES that you tender at any time prior to the expiration date of the exchange offer, which is 1:00 p.m., New York City time, on May 12, 2004, unless we extend it. In addition, if not previously returned, you may withdraw any Income PRIDES that you tender that are not accepted by us for exchange after the expiration of 40 business days from March 31, 2004. For a withdrawal of Income PRIDES to be effective, a written notice of withdrawal must be received by the exchange agent prior to the expiration date or, if not previously accepted by us, after the 40th business day from March 31, 2004, in both cases, at the address set forth on the back cover page of this exchange offer prospectus. Any notice of withdrawal must:

•	specify the name of the person who tendered the Income PRIDES to be withdrawn;

•	identify the Income PRIDES to be withdrawn, including the name and number of the account at the applicable book-entry transfer facility to be credited; and

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the Income PRIDES were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee or other applicable person register transfer of the Income PRIDES into the name of the person withdrawing the tender.

If we extend the exchange offer, are delayed in our acceptance of the Income PRIDES for exchange or are unable to accept Income PRIDES pursuant to the exchange offer for any reason, then, without prejudice to our rights under the exchange offer, the exchange agent may retain tendered Income PRIDES and such Income PRIDES may not be withdrawn except as otherwise provided in this exchange offer prospectus, subject to provisions under the Securities Exchange Act of 1934 that provide that an issuer making an exchange offer shall either pay the consideration offered or return tendered securities promptly after the termination or withdrawal of the exchange offer.

If you have tendered your Income PRIDES through a custodian but wish to withdraw them, you must withdraw your tender through the custodian prior to the expiration date of the exchange offer.

All questions as to the validity, form and eligibility, including time or receipt, of notices of withdrawal will be determined by us. Our determination will be final and binding on all parties. Any Income PRIDES withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no exchange consideration will be issued in exchange unless the Income PRIDES so withdrawn are validly retendered. Any Income PRIDES that have been tendered but which are effectively withdrawn will be credited by the exchange agent to the appropriate account at DTC without expense to the withdrawing person promptly after withdrawal. Properly withdrawn Income PRIDES may be retendered by following one of the procedures described above under “—Procedures for Tendering Income PRIDES” at any time prior to the expiration date of the exchange offer.

Acceptance; Exchange of Income PRIDES

We will issue the exchange consideration upon the terms of the exchange offer and applicable law in exchange for Income PRIDES validly tendered in the exchange offer promptly after the expiration date of the exchange offer. For purposes of the exchange offer, we will be deemed to have accepted for exchange validly tendered Income PRIDES or defectively tendered Income PRIDES with respect to which we have waived such defect, when, as and if we give oral, confirmed in writing, or written notice of such acceptance to the exchange agent. We will pay for Income PRIDES accepted for exchange by us pursuant to the exchange offer by depositing the exchange consideration with the exchange agent. The exchange agent will act as your agent for the purpose of receiving consideration from us and transmitting such consideration to you.

In all cases, payment for Income PRIDES accepted for exchange by us pursuant to the exchange offer will be made as soon as practicable after the expiration date of the exchange offer and assuming receipt by the exchange agent of:

•	timely confirmation of a book-entry transfer of the Income PRIDES into the exchange agent’s account at DTC, pursuant to the procedures set forth in “—Procedures for Tendering Income PRIDES—Tendering through DTC’s automated tender offer program” above;

•	a properly completed and duly signed letter of transmittal, or facsimile copy, or a properly transmitted agent’s message; and

•	any other documents required by the letter of transmittal.

If we do not accept any Income PRIDES tendered for exchange pursuant to the exchange offer for any reason, the exchange agent will, without expense and promptly after expiration or termination of the exchange offer, credit such Income PRIDES to the account maintained at DTC from which the tendered Income PRIDES were delivered.

Under no circumstances will we pay interest on the exchange consideration regardless of any delay in making such payment.

Return of Unaccepted Income PRIDES

Any tendered Income PRIDES that are not accepted for exchange by us, including due to the proration provisions, will be returned without expense to their tendering holder. In the case of Income PRIDES tendered by book-entry transfer in the exchange agent’s account at DTC according to the procedures described above, such non-exchanged Income PRIDES will be credited to an account maintained with DTC. These actions will occur promptly after the expiration or termination of the exchange offer.

Compliance With State Securities Laws

We are making the exchange offer to all holders of outstanding Income PRIDES. We are not aware of any jurisdiction in which the making of the exchange offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the exchange offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the exchange offer will not be made to, nor will tenders of Income PRIDES be accepted from or on behalf of, the holders of Income PRIDES residing in any such jurisdiction.

United Kingdom Legal Matters

This exchange offer prospectus and all other documentation relating to the exchange offer is for distribution only to persons who (i) are holders or beneficial owners of Income PRIDES to whom this exchange offer prospectus may lawfully be communicated or caused to be communicated pursuant to Article 43 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, (ii) have professional experience in matters relating to investments, (iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, (iv) are outside the United Kingdom, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the exchange offer may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This exchange offer prospectus and all other documentation relating to the exchange offer is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. The exchange offer is available only to relevant persons and will be engaged in only with relevant persons.

We have not authorized any offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. The common stock and cash offered by us pursuant to the exchange offer are and will be offered in the United Kingdom only to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses and to no more than fifty other persons in the United Kingdom or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995.

None of the dealer managers will be responsible to anyone other than us for providing the protections afforded to their clients or for providing advice in relation to the exchange offer.

Other Foreign Securities Matters

No action has been or will be taken in any jurisdiction other than in the United States that would permit a public offering of our shares of common stock, or the possession, circulation or distribution of this exchange offer prospectus or any other material relating to us or our shares of common stock in any jurisdiction where action for that purpose is required. Accordingly, our shares of common stock may not be offered or sold, directly or indirectly, and neither this exchange offer prospectus nor any other offering material or advertisements in connection with our shares of common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction. This exchange offer prospectus does not constitute an offer to sell or a solicitation of an offer to buy in any jurisdiction where such offer or solicitation would be unlawful. Persons into whose possession this exchange offer prospectus comes are advised to inform themselves about and to observe any restrictions relating to this exchange offer, the distribution of this exchange offer prospectus, and the resale of the shares of common stock.

Exchange Agent

JPMorgan Chase Bank has been appointed as the exchange agent for the exchange offer. We have agreed to pay the exchange agent reasonable and customary fees for its services. All executed letters of transmittal and any other required documents should be sent or delivered to the exchange agent at the address set forth on the back cover of this exchange offer prospectus. Delivery of a letter of transmittal to an address or transmission of instructions via facsimile other than as set forth on the back cover of this exchange offer prospectus does not constitute a valid delivery of the letter of transmittal.

Information Agent

Mellon Investor Services LLC has been appointed as the information agent for the exchange offer. We have agreed to pay the information agent reasonable and customary fees for its services and will reimburse the information agent for its reasonable out-of-pocket expenses. Any questions and requests for assistance or requests for additional copies of this exchange offer prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the information agent at the address set forth on the back cover of this exchange offer prospectus.

Dealer Managers

The dealer managers for the exchange offer are Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Credit Suisse First Boston LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc. and SG Cowen Securities Corporation. We have also retained the dealer managers to act as our financial advisors in connection with, among other things, the exchange offer and the related transactions. We have agreed to pay the dealer managers compensation for their services as dealer managers and financial advisors to us in connection with this exchange offer, which compensation is based on the total number of validly tendered and accepted Income PRIDES and varies from $0.125 for each validly tendered and accepted Income PRIDES, if 16,100,000 or fewer Income PRIDES are accepted, to $0.19 for each validly tendered and accepted Income PRIDES, if more than 25,760,000 Income PRIDES are accepted. Of the 32,200,000 Income PRIDES that are outstanding, (i) if 50% are validly tendered and accepted, the compensation payable to the dealer managers would be approximately $2,012,500, (ii) if 80% are validly tendered and accepted, the compensation payable to the dealer managers would be approximately $4,765,600, and (iii) if 32,100,000 are validly tendered and accepted, the compensation payable to the dealer managers would be approximately $6,099,000.

The dealer managers and their affiliates have rendered and may in the future render various investment banking, lending and commercial banking services and other advisory services to us and our subsidiaries. The dealer managers have received, and may in the future receive, customary compensation from us and our subsidiaries for such services. The dealer managers may from time to time hold Income PRIDES and shares of our common stock in their proprietary accounts, and, to the extent they own Income PRIDES in these accounts at the time of the exchange offer, the dealer managers may tender these Income PRIDES, although a dealer manager will not be paid a fee for Income PRIDES tendered by that dealer manager for its own account. During the course of the exchange offer, the dealer managers may trade shares of common stock of EDS for their own account or for the accounts of their customers. As a result, the dealer managers may hold a long or short position in the EDS common stock.

JPMorgan Chase Bank, an affiliate of J.P. Morgan Securities Inc., is (i) the paying agent, registrar and transfer agent for the Income PRIDES, (ii) the purchase contract agent for the Income PRIDES and (iii) the trustee of the notes forming a part of the Income PRIDES. JPMorgan Chase Bank has in the past and may in the future receive customary compensation for such services.

Merrill Lynch, Pierce, Fenner & Smith Incorporated is the remarketing agent for the notes forming a part of the Income PRIDES and will receive a fee in connection with a successful remarketing of such notes in an amount not to exceed 0.25% of the Treasury portfolio price applicable to the notes (for the May 2004 remarketing) or 0.25% of the principal amount of the notes (for the August 2004 remarketing).

Fees and Expenses

We will bear the fees and expenses of soliciting tenders for the exchange offer. We are making the principal solicitation by mail and overnight courier. However, where permitted by applicable law, additional solicitations may be made by facsimile, telephone or in person by the dealer managers and information agent, as well as by officers and regular employees of ours and those of our affiliates. We will also pay the exchange agent and the information agent reasonable and customary fees for their services and will reimburse them for their reasonable out-of-pocket expenses. We will indemnify each of the exchange agent, the dealer managers and the information agent against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws.

Transfer Taxes

Holders who tender their Income PRIDES for exchange will not be obligated to pay any transfer taxes. If, however:

•	shares of our common stock are to be delivered to, or issued in the name of, any person other than the registered owner of the tendered Income PRIDES;

•	the Income PRIDES are registered in the name of any person other than the person signing the letter of transmittal; or

•	transfer tax is imposed for any reason other than the exchange of shares of our common stock for Income PRIDES in connection with the exchange offer,

then the amount of any transfer taxes, whether imposed on the registered owner or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption from them is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

No Appraisal Rights

No appraisal or dissenters’ rights are available to holders of Income PRIDES under applicable law in connection with the exchange offer.

Accounting Treatment

As consideration for the exchange of the Income PRIDES, we will issue our common stock and cash. We will record as an increase to stockholders’ equity the fair value of the purchase contract and the fair value of the common stock issued. The remainder of the consideration will be accounted for as an extinguishment of debt. Accordingly, we will reduce our liabilities for (1) the carrying value of notes exchanged, (2) the accrued interest on the notes exchanged and (3) the unpaid portion of contract adjustment payments that were recorded when the Income PRIDES were originally issued. We will record a loss in our income statement to the extent that the consideration allocated to the notes exchanged differs from their carrying value. The amount of loss will depend upon the number of Income PRIDES tendered and the fair value of our common stock on the date the exchange offer is consummated.

Subsequent Repurchases of Income PRIDES; Discharge of Notes

Whether or not the exchange offer is consummated, we or our affiliates may from time to time acquire Income PRIDES, other than pursuant to the exchange offer, through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as we may determine, which may be more or less than the prices to be paid pursuant to the exchange offer and could be for cash or other consideration. Nothing contained in the exchange offer will prevent us or our affiliates from exercising rights under the indenture to defease or otherwise discharge our obligations thereunder with respect to the indenture and/or the notes by depositing cash and/or securities with the trustee in accordance with the terms of the indenture.

COMPARISON OF RIGHTS BETWEEN THE INCOME PRIDES AND OUR COMMON STOCK

The following describes the material differences between the rights of holders of the Income PRIDES and holders of shares of our common stock. While we believe that the description covers the material differences between the Income PRIDES and our common stock, this summary may not contain all of the information that is important to you. You should carefully read this entire exchange offer prospectus and the other documents we refer to for a more complete understanding of the differences between being a holder of Income PRIDES and a holder of shares of our common stock.

Governing Document

As a holder of Income PRIDES, your rights currently are set forth in, and you may enforce your rights under, the purchase contract agreement, the pledge agreement, the remarketing agreement and the indenture and supplemental indenture governing the notes. After completion of the exchange offer, holders of shares of our common stock will have their rights set forth in, and may enforce their rights under, Delaware General Corporation Law and our restated certificate of incorporation and amended and restated bylaws.

Payments

Holders of Income PRIDES are entitled to quarterly contract adjustment payments, quarterly interest payments, or both, as described in the section of this exchange offer prospectus entitled “Description of FELINE PRIDES – Current Payments.” Holders of shares of our common stock are entitled to receive ratable dividends as declared by our board of directors out of funds legally available for such purpose.

Redemption

We may redeem the Income PRIDES upon the occurrence of the tax events described in the section of this exchange offer prospectus entitled “Description of the Notes – Tax Event Redemption.” The shares of our common stock are not subject to redemption.

Listing

The Income PRIDES are listed and traded on the New York Stock Exchange under the symbol EDSPrI and our common stock is listed and traded on the New York Stock Exchange and London Stock Exchange under the symbols EDS and EDC, respectively. The Growth PRIDES and the notes are not listed on the New York Stock Exchange or any other national securities exchange.

Voting Rights

Holders of purchase contracts forming part of the Income PRIDES or Growth PRIDES, in their capacities as such holders, have no voting rights in respect of our common stock. Holders of shares of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

Maturity

The Notes that comprise part of the Income PRIDES will mature on August 17, 2006. The concept of maturity is not applicable to our common stock.

Ranking

In any liquidation, dissolution or winding up of EDS, our common stock would rank below all debt claims against EDS, including the notes that are part of the Income PRIDES. As a result, holders of our common stock will not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after our obligations to our debt holders have been satisfied. In addition, holders of shares of our preferred stock, if any, that may be issued will have priority over the holders of our common stock with respect to the distribution of our assets in the event of our liquidation or dissolution.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our common stock, preferred stock, restated certificate of incorporation and amended and restated bylaws. This summary is qualified by reference to our restated certificate of incorporation and amended and restated bylaws, each as amended to date, copies of which we have previously filed with the SEC, and by provisions of applicable law. Our authorized capital stock consists of 2,200,000,000 shares of stock, including:

•	2,000,000,000 shares of common stock, $0.01 par value per share, of which 481,421,936 shares were issued and outstanding as of January 31, 2004; and

•	200,000,000 shares of preferred stock, $0.01 par value per share, including 15,000,000 shares that have been designated as Series A Junior Participating Preferred Stock, $0.01 par value per share, in connection with our rights agreement, of which no shares are currently issued or outstanding.

Common Stock

Holders of our common stock are entitled to one vote per share with respect to each matter submitted to a vote of our stockholders, subject to voting rights that may be established for shares of our preferred stock, if any. Except as may be provided in connection with our preferred stock or as otherwise may be required by law or our restated certificate of incorporation, our common stock is the only capital stock entitled to vote in the election of directors. Our common stock does not have cumulative voting rights.

Subject to the rights of holders of our preferred stock, if any, holders of our common stock are entitled to receive dividends and distributions lawfully declared by our board of directors. If we liquidate, dissolve, or wind up our business, whether voluntarily or involuntarily, holders of our common stock will be entitled to receive any assets available for distribution to our stockholders after we have paid or set apart for payment the amounts necessary to satisfy any preferential or participating rights to which the holders of each outstanding series of preferred stock are entitled by the express terms of such series of preferred stock.

The outstanding shares of our common stock are fully paid and nonassessable. Our common stock does not have any preemptive, subscription or conversion rights. We may issue additional shares of our authorized common stock as it is authorized by our board of directors from time to time, without stockholder approval, except as may be required by applicable stock exchange requirements.

Preferred Stock

Our board of directors has been authorized to provide for the issuance of shares of our preferred stock in multiple series without the approval of stockholders. With respect to each series of our preferred stock, our board of directors has the authority to fix the following terms:

•	the designation of the series;

•	the number of shares within the series;

•	whether dividends are cumulative and, if cumulative, the dates from which dividends are cumulative;

•	the rate of any dividends, any conditions upon which dividends are payable, and the dates of payment of dividends;

•	whether the shares are redeemable, the redemption price and the terms of redemption;

•	the amount payable to you for each share you own if we dissolve or liquidate;

•	whether the shares are convertible or exchangeable, the price or rate of conversion or exchange, and the applicable terms and conditions;

•	any restrictions on issuance of shares in the same series or any other series;

•	voting rights applicable to the series of preferred stock; and

•	any other rights, preferences or limitations of such series.

Our ability to issue preferred stock, or rights to purchase such shares, could discourage an unsolicited acquisition proposal. For example, we could impede a business combination by issuing a series of preferred stock containing class voting rights that would enable the holders of such preferred stock to block a business combination transaction. Alternatively, we could facilitate a business combination transaction by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders. Additionally, under certain circumstances, our issuance of preferred stock could adversely affect the voting power of the holders of our common stock. Although our board of directors is required to make any determination to issue any preferred stock based on its judgment as to the best interests of our stockholders, our board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over prevailing market prices of such stock. Our board of directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange requirements.

Rights Agreement

Attached to each share of our common stock is one preferred share purchase right. Each right entitles the registered holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01, at a price of $200.00 per one one-hundredth of a share of Series A Junior Participating Preferred Stock, subject to adjustment. The rights expire on March 12, 2006, unless the final expiration date of the exchange offer is extended or unless the rights are earlier redeemed by us.

The rights represented by the certificates for our common stock are not exercisable, and are not separately transferable from the common stock, until the earlier of:

•	ten days after a person or group, called an “acquiring person,” acquires beneficial ownership of 15% or more of our common stock; or

•	ten business days, or a later date determined by the board of directors, after the commencement or first public announcement of a tender or exchange offer that would result in a person or group beneficially owning 15% or more of our outstanding common stock, other than specified permitted offers.

The earlier of these two dates is called the “distribution date.” Separate certificates for the rights will be mailed to holders of record of our common stock as of the distribution date. The rights could then begin trading separately from our common stock.

Generally, in the event that a person or group becomes an acquiring person, each right, other than the rights owned by the acquiring person, will entitle the holder to receive, upon exercise of the right, common stock having a value equal to two times the exercise price of the right. In the event that we are acquired in a merger, consolidation, or other business combination transaction or more than 50% of our assets, cash flow or earning power is sold or transferred, each right, other than the rights owned by an acquiring person, will entitle the holder to receive, upon the exercise of the right, common stock of the surviving corporation having a value equal to two times the exercise price of the right.

At any time after the acquisition by the acquiring person of beneficial ownership of 15% or more of the outstanding shares of our common stock and before the acquisition by the acquiring person of 50% or more of the voting power of the outstanding shares of our common stock, the board of directors may exchange the rights, other than rights owned by the acquiring person, which would have become void, in whole or in part, at an exchange ratio of one share of our common stock per right, subject to adjustment.

The rights are redeemable in whole, but not in part, at $0.01 per right until ten days after any person or group becomes an acquiring person. The ability to exercise the rights terminates at the time that the board of directors elects to redeem the rights. Notice of redemption will be given by mail to the registered holders of the rights. At no time will the rights have any voting rights.

The number of outstanding rights, the exercise price payable, and the number of shares of Series A Junior Participating preferred stock or other securities or property issuable upon exercise of the rights are subject to customary adjustments from time to time to prevent dilution.

The rights have certain anti-takeover effects. The rights may cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors, except in the case of an offer conditioned on a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination that our board of directors approves.

The shares of Series A Junior Participating Preferred Stock that may be purchased upon exercise of the right will rank junior to all other series of our preferred stock, if any, or similar stock that specifically provides that it ranks prior to the shares of Series A Junior Participating Preferred Stock. The shares of Series A Junior Participating Preferred Stock will be redeemable at our option in whole at any time or in part from time to time, for cash in an amount per share equal to, subject to adjustment, 100 times the market price of our common stock (determined on the basis of an average closing price over a specified ten trading day period), together with any unpaid accumulated dividends.

Each share of Series A Junior Participating Preferred Stock will be entitled to a minimum preferential quarterly dividend of $1.00 per share, if, as and when declared, but will be entitled to an aggregate dividend of 100 times the dividend declared per share of our common stock. In the event of liquidation, the holders of the shares of Series A Junior Participating Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share, but will be entitled to an aggregate payment of 100 times the payment made per share of our common stock. Each share of Series A Junior Participating Preferred Stock will have 100 votes, voting together with our common stock. In the event of any merger, consolidation or other transaction in which our common stock is exchanged, each share of Series A Junior Participating Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of our common stock. These rights are protected by customary antidilution provisions. Because of the nature of the Series A Junior Participating Preferred Stock’s dividend, liquidation and voting rights, the value of the interest in a share of Series A Junior Participating Preferred Stock purchasable upon the exercise of each right should approximate the value of one share of our common stock.

The description of the rights contained in this section does not describe every aspect of the rights. The rights agreement dated as of March 12, 1996, as amended, between us and the rights agent, contains the full legal text of the matters described in this section. A copy of the rights agreement has been incorporated by reference in the registration statement of which this exchange offer prospectus forms a part. See the section of this exchange offer prospectus entitled “Where You Can Find More Information” for information on how to obtain a copy.

Limitation on Directors’ Liability

Our restated certificate of incorporation provides, as authorized by Section 102(b)(7) of the Delaware General Corporation Law, that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omission not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

The inclusion of this provision in our restated certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders.

Section 203 of the Delaware General Corporation Law

Section 203 of the Delaware General Corporation Law prohibits a defined set of transactions between a Delaware corporation, such as us, and an “interested stockholder.” An interested stockholder is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision may prohibit business combinations between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder. The term “business combination” is broadly defined to include mergers, consolidations, sales or other dispositions of assets having a total value in excess of 10% of the consolidated assets of the corporation, and some other transactions that would increase the interested stockholder’s proportionate share ownership in the corporation.

This prohibition is effective unless:

•	the business combination is approved by the corporation’s board of directors prior to the time the interested stockholder becomes an interested stockholder;

•	the interested stockholder acquired at least 85% of the voting stock of the corporation, other than stock held by directors who are also officers or by qualified employee stock plans, in the transaction in which it becomes an interested stockholder; or

•	the business combination is approved by a majority of the board of directors and by the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, the prohibitions do not apply to business combinations with persons who were stockholders before we became subject to Section 203 in 1996.

Special Charter and Bylaw Provisions

Our amended and restated bylaws contain provisions requiring that advance notice be delivered to us of any business to be brought by a stockholder before an annual meeting of stockholders and providing for certain procedures to be followed by stockholders in nominating persons for election to our board of directors. Generally, such advance notice provisions provide that the stockholder must give written notice to our Secretary not less than 90 days nor more than 270 days before the scheduled date of the annual meeting of our stockholders. The notice must set forth specific information regarding such stockholder and such business or director nominee, as described in the bylaws. Such requirement is in addition to those set forth in the regulations adopted by the SEC under the Securities Exchange Act of 1934. Our restated certificate of incorporation provides that, subject to any rights of holders of preferred stock to elect one or more directors, the number of directors shall not be fewer than three nor more than fifteen and provides for a classified board of directors, consisting of three classes as nearly equal in size as practicable. Each class holds office until the third annual stockholders’ meeting for election of directors following the most recent election of such class. Our directors may be removed only for cause.

The restated certificate of incorporation provides that stockholders may not act by written consent in lieu of a meeting, unless such written consent is unanimous. Special meetings of the stockholders may be called by the Chairman of the Board or by the board of directors, but may not be called by stockholders. The amended and restated bylaws may be amended by the board of directors or by the affirmative vote of the holders of at least 66 2/3% of the aggregate voting power of our outstanding capital stock entitled to vote in the election of directors.

The restated certificate of incorporation also contains a “fair price” provision that applies to certain business combination transactions involving any person or group that beneficially owns at least 10% of the aggregate voting power of our outstanding capital stock, referred to as “related person.” The “fair price” provision requires the affirmative vote of the holders of:

•	at least 80% of our voting stock; and

•	at least 66 2/3% of our voting stock not beneficially owned by the related person, to approve certain transactions between the related person and us or our subsidiaries, including any merger, consolidation or share exchange, any sale, lease, exchange, pledge or other disposition of our assets or our subsidiaries having a fair market value of at least $10 million, any transfer or issuance of our securities, the assets of or the securities of our subsidiaries, any adoption of a plan or proposal by us of our voluntary liquidation or dissolution, certain reclassifications of our securities or recapitalizations or certain other transactions, in each case involving the related person.

This voting requirement will not apply to certain transactions, including:

•	any transaction in which the consideration to be received by the holders of each class of capital stock is:

—	the same in form and amount as that paid in a tender offer in which the related person acquired at least 50% of the outstanding shares of such class and which was consummated not more than one year earlier; or

—	not less in amount than the highest per share price paid by the related person for shares of such class; or

•	any transaction approved by our continuing directors (as defined in the restated certificate of incorporation).

This provision could have the effect of delaying or preventing change in control in a transaction or series of transactions that did not satisfy the “fair price” criteria.

The provisions of the restated certificate of incorporation relating to our board of directors, the limitation of actions taken by written consent, the calling of special meetings, the amendment of the amended and restated bylaws and the “fair price” provision may be amended only by the affirmative vote of the holders of at least 80% of the aggregate voting power of our outstanding capital stock entitled to vote for the election of directors.

The foregoing provisions of the restated certificate of incorporation and the amended and restated bylaws, together with the rights agreement and the provisions of Section 203 of the Delaware General Corporation Law, could have the effect of delaying, deferring or preventing a change in control or the removal of existing management, of deterring potential acquirors from making an offer to our stockholders and of limiting any opportunity to realize premiums over prevailing market prices for our common stock in connection therewith. This could be the case notwithstanding that a majority of our stockholders might benefit from such a change in control or offer.

Transfer Agent and Registrar

American Stock Transfer & Trust Company serves as the registrar and transfer agent for the common stock.

Stock Exchange Listing

Our common stock is listed on the New York Stock Exchange and the London Stock Exchange. The trading symbols for our common stock on the New York Stock Exchange and London Stock Exchange are “EDS” and “EDC,” respectively.

DESCRIPTION OF FELINE PRIDES

The summary of the FELINE PRIDES set forth below summarizes some, but not all, of the provisions of the related purchase contract agreement. You should refer to the actual terms of the related purchase contract agreement for the definitive terms and conditions of the FELINE PRIDES.

The FELINE PRIDES were issued under a purchase contract agreement between The Chase Manhattan Bank (now known as JPMorgan Chase Bank), the purchase contract agent, and us. On March 29, 2004, 32,200,000 Income PRIDES were issued and outstanding, and no Growth PRIDES were outstanding.

Each Income PRIDES consists of a unit comprising:

(1)	a purchase contract pursuant to which

—	the holder must purchase from us no later than August 17, 2004, for the stated amount, a fraction of a newly issued share of our common stock equal to the settlement rate described in the section of this exchange offer prospectus entitled “Description of the Purchase Contracts—Purchase of Common Stock,”

—	we are obligated to make unsecured contract adjustment payments to the holder at the rate of 1.845% of the $50 stated amount per year, paid quarterly, subject to our right to defer these payments; and

(2)	either

—	a note having a principal amount equal to the stated amount, or

—	following a successful remarketing of the notes on May 12, 2004, the third business day immediately preceding May 17, 2004, or the occurrence of a tax event redemption prior to August 17, 2004, the appropriate applicable ownership interest in a portfolio of zero-coupon U.S. Treasury securities, which we refer to as the Treasury portfolio.

“Applicable ownership interest” means, with respect to an Income PRIDES and the U.S. Treasury securities in the Treasury portfolio:

•	a 1/20, or 5.0%, undivided beneficial ownership interest in a $1,000 principal or interest amount of a principal or interest strip in a U.S. Treasury security included in the Treasury portfolio that matures on or prior to August 15, 2004;

•	and for the scheduled interest payment date on the notes that occurs on August 17, 2004, in the case of a successful remarketing of the notes, or for each scheduled interest payment date on the notes that occurs after the tax event redemption date and on or before August 17, 2004, in the case of a tax event redemption, a .07225% undivided beneficial ownership interest in a $1,000 principal or interest amount of a principal or interest strip in a U.S. Treasury security included in the Treasury portfolio that matures on or prior to that interest payment date.

As long as a FELINE PRIDES is in the form of an Income PRIDES, the note or the appropriate applicable ownership interest in the Treasury portfolio, as applicable, forming a part of the Income PRIDES will be pledged to the collateral agent to secure the holder’s obligation to purchase common stock under the related purchase contract.

Creating Growth PRIDES

Unless the Treasury portfolio has replaced the notes as a component of the Income PRIDES as the result of a successful remarketing of the notes or a tax event redemption, each holder of Income PRIDES has the right, at any time on or prior to the fifth business day immediately preceding August 17, 2004, to substitute for the related notes held by the collateral agent zero coupon U.S. Treasury securities (CUSIP No. 912820BK2) maturing on August 15, 2004, which we refer to as Treasury securities, in a total principal amount at maturity equal to the aggregate principal amount of the notes for which substitution is being made. This substitution will create Growth PRIDES, and the applicable notes will be released to the holder. The Treasury security will be substituted for the notes and will be pledged to the collateral agent to secure the holder’s obligation to purchase our common stock under the related purchase contract. The related notes released to the holder thereafter will trade separately from the resulting Growth PRIDES.

Because Treasury securities are issued in multiples of $1,000, holders of Income PRIDES may make this substitution only in integral multiples of 20 Income PRIDES. If the Treasury portfolio has replaced the notes as a component of the Income PRIDES as the result of a successful remarketing of the notes or a tax event redemption, holders of Income PRIDES may make substitutions only in multiples of 80,000 Income PRIDES, at any time on or prior to the second business day immediately preceding August 17, 2004. In such a case, holders would also obtain the release of the appropriate applicable ownership interest in the Treasury portfolio rather than a release of the applicable notes.

Each Growth PRIDES consists of a unit with a stated amount of $50 and contains two components:

(1)	a purchase contract pursuant to which

—	the holder must purchase from us no later than August 17, 2004, for the stated amount, a fraction of a newly issued share of our common stock equal to the settlement rate described in the section of this exchange offer prospectus entitled “Description of the Purchase Contracts—Purchase of Common Stock,” and

—	we are obligated to make unsecured contract adjustment payments to the holder at the rate of 1.845% of $50 stated amount per year, paid quarterly, subject to our right to defer these payments; and

(2)    a 1/20, or 5.0%, undivided beneficial ownership interest in a Treasury security that matures on August 15, 2004 and has a principal amount at maturity of $1,000.

Contract adjustment payments are payable by us on these Growth PRIDES on each payment date from the later of August 17, 2001 and the last payment date on which contract adjustment payments were made. In addition, original issue discount, or OID, will accrue on the related Treasury securities.

Recreating Income PRIDES

Unless the Treasury portfolio has replaced the notes as a component of the Income PRIDES as a result of a successful remarketing of the notes or a tax event redemption, each holder of Growth PRIDES has the right, at any time on or prior to the fifth business day immediately preceding August 17, 2004, to substitute for the related Treasury securities held by the collateral agent notes in an aggregate principal amount equal to the aggregate principal amount at maturity of the Treasury securities. This substitution would create Income PRIDES, and the applicable Treasury securities would be released to the holder.

Because Treasury securities are issued in integral multiples of $1,000, holders of Growth PRIDES may make this substitution only in integral multiples of 20 Growth PRIDES. If the Treasury portfolio has replaced the notes as a component of the Income PRIDES as the result of a successful remarketing of the notes or a tax event redemption, holders of the Growth PRIDES may make this substitution at any time on or prior to the second business day immediately preceding August 17, 2004, but using the appropriate applicable ownership interest in the Treasury portfolio instead of notes and only in integral multiples of 80,000 Growth PRIDES.

For example, to create 20 Income PRIDES, the Growth PRIDES holder will:

•	deposit with the collateral agent 20 notes, which notes must have been purchased in the open market at the holder’s expense, and

•	transfer 20 Growth PRIDES certificates to the purchase contract agent accompanied by a notice stating that the Growth PRIDES holder has deposited 20 notes with the collateral agent and requesting that the purchase contract agent instruct the collateral agent to release the Treasury security relating to those Growth PRIDES.

Upon that deposit and the receipt of an instruction from the purchase contract agent, the collateral agent will release the related Treasury securities from the pledge under the pledge agreement, free and clear of our security interest, to the purchase contract agent. The purchase contract agent will then

•	cancel the 20 Growth PRIDES,

•	transfer the related Treasury security to the holder of Growth PRIDES, and

•	deliver 20 Income PRIDES to the holder.

The substituted notes will be pledged with the collateral agent to secure the Income PRIDES holder’s obligation to purchase common stock under the related purchase contracts.

Holders that elect to substitute pledged securities, thereby creating Growth PRIDES or recreating Income PRIDES, are responsible for any fees or expenses payable in connection with the substitution.

Current Payments

Holders of Income PRIDES are entitled to receive aggregate cash payments at the rate of 7.625% of the $50 stated amount per year from and after the original issue date, payable quarterly in arrears. The quarterly payments on the Income PRIDES consist of interest on the related note or cash distributions on the applicable ownership interest in the Treasury portfolio, as applicable, payable at the rate of 5.78% of the stated amount per year, and quarterly contract adjustment payments payable by us at the rate of 1.845% of the stated amount per year, subject to our right to defer the payment of such contract adjustment payments. In addition, OID for United States federal income tax purposes will accrue on the related notes.

Holders who create Growth PRIDES will be entitled to receive quarterly contract adjustment payments payable by us at the rate of 1.845% of the stated amount per year, subject to our right to defer the payments of such contract adjustment payments. In addition, OID will accrue on the related Treasury securities.

Our obligations with respect to the contract adjustment payments are subordinate and junior in right of payment to our senior indebtedness. “Senior indebtedness” with respect to the contract adjustment payments means indebtedness of any kind provided the instrument under which such indebtedness is incurred does not expressly provide otherwise. The notes are our senior unsecured obligations and rank equal in right of payment with all of our other senior unsecured obligations.

Voting and Certain Other Rights

Holders of purchase contracts forming part of the Income PRIDES or Growth PRIDES, in their capacities as such holders, have no voting or other rights in respect of our common stock.

Interest of Directors and Officers; Current Transactions Concerning the Income PRIDES Units

Anthony Affuso, President, UGS PLM Solutions, beneficially owns 11,000 Income PRIDES. Mr. Affuso has tendered all Income PRIDES that he beneficially owns in the exchange offer on the same terms and conditions as each other tendering holder of Income PRIDES. Based on our records and on information provided to us by our executive officers and directors, neither we nor any of our executive officers other than Anthony Affuso, directors, subsidiaries or affiliates, or associates of the foregoing beneficially own Income PRIDES. Further, based on our records and on information provided to us by our executive officers and directors, neither we nor any of our executive officers, directors, subsidiaries or affiliates, or associates of the foregoing, engaged in any transactions involving Income PRIDES units during the sixty business days preceding the date of this exchange offer prospectus.

Neither we nor, to our knowledge, any of our principal executive officers or directors is a party to any contract, arrangement, understanding or relationship, whether or not legally enforceable, with any other person or entity with respect to any of our securities, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or call, guaranties of loans, guarantees against loss or the giving or withholding of proxies, consents or authorization.

DESCRIPTION OF THE PURCHASE CONTRACTS

The summary of the purchase contracts, the remarketing agreement and pledge agreement set forth below summarizes some, but not all, of the provisions of those agreements. You should refer to the actual terms of the agreements for the definitive terms and conditions of the purchase contracts, the remarketing agreement and pledge agreement.

Purchase of Common Stock

Each purchase contract underlying a FELINE PRIDES obligates the holder of the purchase contract to purchase, and us to sell, on August 17, 2004, for an amount in cash equal to $50, the stated amount of the FELINE PRIDES, a fraction of a newly issued share of common stock equal to the “settlement rate.” The settlement rate will be calculated, subject to adjustment under the circumstances described in “—Anti-Dilution Adjustments,” as follows:

•	if the applicable market value is equal to or greater than the threshold appreciation price of $71.47, which is approximately 20.5% above the reference price of $59.31, the settlement rate will be 0.6996, which is equal to the stated amount divided by the threshold appreciation price. Accordingly, if the applicable market value is higher than the threshold appreciation price, the aggregate market value of the shares of common stock issued upon settlement of each purchase contract will be higher than the stated amount, assuming that the market price of the common stock on the date of settlement is the same as the applicable market value of the common stock. If the market price is the same as the threshold appreciation price, the aggregate market value of the shares will be equal to the stated amount, assuming that the market price of the common stock on the date of settlement is the same as the applicable market value of the common stock;

•	if the applicable market value is less than the threshold appreciation price but greater than the reference price of $59.31, the settlement rate will be equal to the stated amount divided by the applicable market value. Accordingly, if the applicable market value is less than the threshold appreciation price, but greater than the reference price, the aggregate market value of the shares of common stock issued upon settlement of each purchase contract will be equal to the stated amount, assuming that the market price of the common stock on the date of settlement is the same as the applicable market value of the common stock; and

•	if the applicable market value is less than or equal to the reference price of $59.31, the settlement rate will be 0.8430, which is equal to the stated amount divided by the reference price. Accordingly, if the applicable market value is less than the reference price, the aggregate market value of the shares of common stock issued upon settlement of each purchase contract will be less than the stated amount, assuming that the market value is the same as the applicable market value of the common stock. If the applicable market value is equal to the reference price, the aggregate market value of the shares will be equal to the stated amount.

“Applicable market value” means the average of the closing price per share of common stock on each of the twenty consecutive trading days ending on the third trading day immediately preceding August 17, 2004.

“Closing price” of our common stock on any date of determination means the closing sale price (or, if no closing price is reported, the last reported sale price) of our common stock on the New York Stock Exchange on that date or, if the common stock is not listed for trading on the New York Stock Exchange on any such date, as reported in the composite transactions for the principal United States national or regional securities exchange on which the common stock is so listed. If the common stock is not so listed on a United States national or regional securities exchange, the closing price means the last closing sale price of the common stock as reported by the Nasdaq Stock Market, or, if the common stock is not so reported, the last quoted bid price for the common stock in the over-the-counter market as reported by the National Quotation Bureau or similar organization. If the bid price is not available, the closing price means the market value of the common stock on the date of determination as determined by a nationally recognized independent investment banking firm retained by us for this purpose.

A “trading day” means a day on which the common stock is not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business and has traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of the common stock.

We will not issue any fractional shares of common stock pursuant to the purchase contracts. In lieu of fractional shares otherwise issuable (calculated on an aggregate basis) in respect of purchase contracts being settled by a holder of Income PRIDES or Growth PRIDES, the holder will be entitled to receive an amount of cash equal to the fraction of a share times the applicable market value.

On the business day immediately preceding August 17, 2004, unless:

•	a holder of Income PRIDES or Growth PRIDES has settled the related purchase contracts upon the occurrence of a corporate transaction through the early delivery of cash to the purchase contract agent in the manner described under “—Early Settlement Upon Occurrence of Certain Corporate Transactions,”

•	a holder of Income PRIDES that include notes has settled the related purchase contracts with separate cash on the business day immediately preceding August 17, 2004 pursuant to prior notice given in the manner described under “—Notice to Settle with Cash,”

•	a holder of Income PRIDES has had the notes related to the holder’s purchase contracts remarketed on the third business day immediately preceding May 17, 2004 in the manner described herein, or an event described under “—Termination” below has occurred, then

•	in the case of Income PRIDES, unless the Treasury portfolio has replaced the notes as a component of the Income PRIDES as the result of a successful remarketing of the notes or a tax event redemption, we will exercise our rights as a secured party to dispose of the notes in accordance with applicable law, and

•	in the case of Growth PRIDES or, in the event that the Treasury portfolio has replaced the notes as a component of the Income PRIDES as the result of a successful remarketing of the notes or a tax event redemption, in the case of Income PRIDES, the principal amount of the related Treasury securities, or the appropriate applicable ownership interest of the Treasury portfolio, as applicable, when paid at maturity, will automatically be applied to satisfy in full the holder’s obligation to purchase common stock under the related purchase contracts.

The common stock will then be issued and delivered to the holder or the holder’s designee, upon presentation and surrender of the certificate evidencing the FELINE PRIDES and payment by the holder of any transfer or similar taxes payable in connection with the issuance of the common stock to any person other than the holder.

Remarketing

Pursuant to the remarketing agreement and subject to the terms of the supplemental remarketing agreement among the remarketing agent, the purchase contract agent and us, unless a tax event redemption has occurred, the notes of Income PRIDES holders will be remarketed on May 12, 2004, the third business day immediately preceding May 17, 2004.

The remarketing agent must use its reasonable efforts to remarket these notes at an aggregate price of approximately 100.5% of the Treasury portfolio purchase price described below. The portion of the proceeds from the remarketing equal to the Treasury portfolio purchase price will be applied to purchase a Treasury portfolio consisting of:

•	interest or principal strips of U.S. Treasury securities that mature on or prior to August 15, 2004 in an aggregate amount equal to the principal amount of the notes included in Income PRIDES, and

•	interest or principal strips of U.S. Treasury securities that mature on or prior to August 15, 2004 in an aggregate amount equal to the aggregate interest payment that would be due on that date on the principal amount of the notes included in Income PRIDES if the interest rate on the notes was not reset as described in “Description of the Notes—Market Rate Reset.”

The Treasury portfolio will be substituted for the notes and will be pledged to the collateral agent to secure the Income PRIDES holders’ obligation to purchase our common stock under the purchase contracts.

In addition, the remarketing agent may deduct, as a remarketing fee, an amount not exceeding 25 basis points (0.25%) of the Treasury portfolio purchase price from any amount of the proceeds in excess of the Treasury portfolio purchase price. The remarketing agent will then remit any remaining portion of the proceeds for the benefit of the holders. Income PRIDES holders whose notes are remarketed will not otherwise be responsible for the payment of any remarketing fee in connection with the remarketing.

As used in this context, “Treasury portfolio purchase price” means the lowest aggregate price quoted by a primary U.S. government securities dealer in New York City to the quotation agent on the third business day immediately preceding May 17, 2004 for the purchase of the Treasury portfolio described above for settlement on May 17, 2004.

“Quotation agent” means Merrill Lynch Government Securities, Inc. or its successor or any other primary U.S. government securities dealer in New York City selected by us.

If (1) despite using its reasonable efforts, the remarketing agent cannot remarket the related notes, other than to us, at a price equal to or greater than 100% of the Treasury portfolio purchase price, or (2) the remarketing has not occurred because a condition precedent to the remarketing has not been fulfilled, in each case resulting in a failed remarketing, the notes will continue to be a component of Income PRIDES, and another remarketing may be attempted as described below.

If the remarketing of the notes on the third business day preceding May 17, 2004 has resulted in a failed remarketing, and unless a tax event redemption has occurred, the notes of Income PRIDES holders who have failed to notify the purchase contract agent on or prior to the fifth business day immediately preceding August 17, 2004 of their intention to settle the related purchase contracts with separate cash will be remarketed on the third business day immediately preceding August 17, 2004.

The remarketing agent must then use its reasonable efforts to remarket these notes at a price of approximately 100.5% of the aggregate principal amount of the notes. The portion of the proceeds from this remarketing equal to the aggregate principal amount of the notes will be automatically applied to satisfy in full the Income PRIDES holders’ obligations to purchase common stock.

In addition, the remarketing agent may deduct, as a remarketing fee, an amount not exceeding 25 basis points (0.25%) of the aggregate principal amount of the remarketed notes from any amount of the proceeds in excess of the aggregate principal amount of the remarketed notes. The remarketing agent will then remit any remaining portion of the proceeds for the benefit of the holders. Income PRIDES holders whose notes are remarketed will not otherwise be responsible for the payment of any remarketing fee in connection with the remarketing.

If (1) despite using its reasonable efforts, the remarketing agent cannot remarket the related notes, other than to us, at a price equal to or greater than 100% of the aggregate principal amount of the notes, or (2) the remarketing has not occurred because a condition precedent to the remarketing has not been fulfilled, in each case resulting in a failed remarketing, we will exercise our rights as a secured party to dispose of the notes in accordance with applicable law and satisfy in full each holder’s obligation to purchase common stock under the related purchase contracts.

We will cause a notice of any failed remarketing to be published on the second business day immediately preceding May 17, 2004 or August 17, 2004, as applicable, by publication in a daily newspaper in the English language of general circulation in New York City, which is expected to be The Wall Street Journal. In addition, we will request, not later than seven nor more than 15 calendar days prior to a remarketing date, that the depositary notify its participants holding notes, Income PRIDES and Growth PRIDES of the remarketing, including, in the case of a second failed remarketing, the procedures that must be followed if a note holder wishes to exercise its right to put its note to us as described in this exchange offer prospectus. If required, we will endeavor to ensure that a registration statement with regard to the full amount of the notes to be remarketed will be effective in a form that will enable the remarketing agent to rely on it in connection with the remarketing process. Merrill Lynch, Pierce, Fenner & Smith Incorporated will be the remarketing agent.

Early Settlement Upon Occurrence of Certain Corporate Transactions

If

•	we issue rights, warrants or options to holders of common stock, distribute to all holders of common stock evidences of indebtedness, shares of capital stock, securities, cash or other property or complete a tender or exchange offer, in each case under circumstances that would result in an adjustment to the settlement rate under clause (b), (d), (e) or (f) of the first paragraph under “—Anti-Dilution Adjustments” below, or

•	there shall occur certain reclassifications, consolidations, mergers, sales or transfers of assets or other transactions pursuant to which the common stock is converted into the right to receive other securities, cash or property, then, at any time from and after the date which is 15 days prior to the applicable transaction date until 15 days after the applicable transaction date, a holder of FELINE PRIDES may settle the related purchase contracts by presenting and surrendering the related FELINE PRIDES certificate at the offices of the purchase contract agent with the form of “Election to Settle Early” on the reverse side of such certificate completed and executed as indicated, accompanied by payment to us in immediately available funds of an amount equal to

(1)	in the case of Income PRIDES,

—	the stated amount times the number of purchase contracts being settled, plus if the delivery is made with respect to any purchase contract during the period from the close of business on any record date next preceding any payment date to the opening of business on such payment date, an amount equal to the contract adjustment payments payable on the payment date with respect to the purchase contract; provided that no payment is required if we have elected to defer the contract adjustment payments which would otherwise be payable on the payment date, or

(2)	in the case of Growth PRIDES,

—	the stated amount times the number of purchase contracts being settled, plus

—

if the delivery is made with respect to any purchase contract during the period from the close of business on any record date next preceding any payment date to the opening of business on such payment date, an amount equal to the contract adjustment payments payable on the payment date with respect to the purchase contract; provided that no payment is required if we have elected to defer the contract adjustment payments which would otherwise be payable on the payment date.

“Applicable transaction date” means, with respect to the early settlement rights described above, (1) in the case of an issuance of rights, warrants or options or a distribution of indebtedness, capital stock, securities, cash or other property, the record date for determining stockholders entitled to receive such rights, warrants, options or distribution, (2) in the case of a tender or exchange offer, the expiration date of such tender or exchange offer and (3) in the case of a reclassification, consolidation, merger, sale or transfer or assets or other transaction pursuant to which the common stock is converted into the right to receive other securities, cash or property, the effective date of such reclassification, consolidation, merger, sale or transfer of assets or other transaction.

Holders of Income PRIDES may settle early only in integral multiples of 20 Income PRIDES. If the Treasury portfolio has replaced the notes as a component of Income PRIDES as a result of a successful remarketing of the notes or a tax event redemption, holders of the Income PRIDES may settle early only in integral multiples of 80,000 Income PRIDES.

Holders of Growth PRIDES may settle early only in integral multiples of 20 Growth PRIDES.

So long as the FELINE PRIDES are evidenced by one or more global security certificates deposited with the depositary, procedures for early settlement will also be governed by standing arrangements between the depositary and the purchase contract agent.

Upon early settlement of the purchase contracts related to any Income PRIDES or Growth PRIDES:

•	the holder will receive 0.6996 newly issued shares of common stock per Income PRIDES or Growth PRIDES, subject to adjustment under the circumstances described in “—Anti-Dilution Adjustments” below,

•	the notes, the appropriate applicable ownership interest in the Treasury portfolio or the Treasury securities, as the case may be, related to the Income PRIDES or Growth PRIDES will be transferred to the holder free and clear of our security interest,

•	the holder’s right to receive any deferred contract adjustment payments on the purchase contracts being settled will be forfeited,

•	the holder’s right to receive future contract adjustment payments will terminate, and

•	no adjustment will be made to or for the holder on account of any deferred contract adjustment payments or any amounts accrued in respect of contract adjustment payments.

If the purchase contract agent receives a FELINE PRIDES certificate, accompanied by the completed “Election to Settle Early” and required immediately available funds, from a holder of FELINE PRIDES by 12:00 midnight, New York City time, on a business day, that day will be considered the settlement date. If the purchase contract agent receives the above after 12:00 midnight, New York City time, on a business day or at any time on a day that is not a business day, the next business day will be considered the settlement date.

Upon early settlement of purchase contracts in the manner described above, presentation and surrender of the FELINE PRIDES certificate evidencing the related Income PRIDES or Growth PRIDES and payment of any transfer or similar taxes payable by the holder in connection with the issuance of the related common stock to any person other than the holder of the Income PRIDES or Growth PRIDES, we will cause the shares of common stock being purchased to be issued, and the related notes, the appropriate applicable ownership interest in the Treasury portfolio or the Treasury securities, as the case may be, securing the purchase contracts to be released from the pledge under the pledge agreement described in “—Pledged Securities and Pledge Agreement” and transferred, within three business days following the settlement date, to the purchasing holder or the holder’s designee.

Upon determination that FELINE PRIDES holders are or will be entitled to settle their related purchase contracts early in accordance with the foregoing provisions, but in no event later than 20 days prior to the applicable transaction date, we will issue a press release and publish such information on our web site.

Notice to Settle With Cash

Unless the Treasury portfolio has replaced the notes as a component of Income PRIDES as a result of a successful remarketing of the notes or a tax event redemption, a holder of Income PRIDES may settle the related purchase contract with separate cash prior to 11:00 a.m., New York City time, on the business day immediately preceding August 17, 2004. A holder of an Income PRIDES wishing to settle the related purchase contract with separate cash must notify the purchase contract agent by presenting and surrendering the Income PRIDES certificate evidencing the Income PRIDES at the offices of the purchase contract agent with the form of “Notice to Settle by Separate Cash” on the reverse side of the certificate completed and executed as indicated on or prior to 12:00 midnight, New York City time, on the fifth business day immediately preceding August 17, 2004. If a holder who has given notice of its intention to settle the related purchase contract with separate cash fails to deliver the cash to the collateral agent on the business day immediately preceding August 17, 2004, we will exercise our right as a secured party to dispose of, in accordance with applicable law, the related note to satisfy in full, from the disposition of the note, the holder’s obligation to purchase common stock under the related purchase contracts.

Contract Adjustment Payments

Contract adjustment payments in respect of Income PRIDES and Growth PRIDES are fixed at a rate per year of 1.845% of the stated amount per purchase contract. Contract adjustment payments payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. Contract adjustment payments began to accrue from June 26, 2001 and are payable quarterly in arrears on February 17, May 17, August 17 and November 17 of each year, commencing August 17, 2001.

Contract adjustment payments are payable to the holders of purchase contracts as they appear on the books and records of the purchase contract agent on the relevant record dates, which is on the first day of the month in which the relevant payment date falls. These distributions will be paid through the purchase contract agent, who will hold amounts received in respect of the contract adjustment payments for the benefit of the holders of the purchase contracts relating to the FELINE PRIDES.

If any date on which contract adjustment payments are to be made on the purchase contracts related to the FELINE PRIDES is not a business day, then payment of the contract adjustment payments payable on that date will be made on the next succeeding day which is a business day, and no interest or payment will be paid in respect of the delay. However, if that business day is in the next succeeding calendar year, that payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on that payment date. A business day means any day other than a Saturday, Sunday or any other day on which banking institutions and trust companies in New York City are permitted or required by any applicable law to close.

Our obligations with respect to contract adjustment payments are subordinated and junior in right of payment to our obligations under any of our senior indebtedness.

Upon any payment or distribution of assets of EDS to its creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other similar proceedings, the holders of all senior indebtedness will be entitled to receive payment in full of all amounts due or to become due thereon, or payment of such amounts must have been provided for, before the holders of the FELINE PRIDES will be entitled to receive any contract adjustment payments with respect to any FELINE PRIDES.

By reason of this subordination, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the FELINE PRIDES may receive less, ratably, than our other creditors. Contract payment adjustments on the FELINE PRIDES are also subordinated by operation of law to all indebtedness and other liabilities, including trade payables, of our subsidiaries.

In addition, no payment of contract payment adjustments with respect to any FELINE PRIDES may be made if:

•	any payment default on any senior indebtedness has occurred and is continuing beyond any applicable grace period; or

•	any default other than a payment default with respect to senior indebtedness occurs and is continuing that permits the acceleration of the maturity thereof and the purchase contract agent receives a written notice of such default from EDS or the holders of such senior indebtedness.

Option to Defer Contract Adjustment Payments

We may, at our option and upon prior written notice to the holders of the FELINE PRIDES and the purchase contract agent, defer the payment of contract adjustment payments on the related purchase contracts forming a part of the FELINE PRIDES until no later than August 17, 2004. However, deferred contract adjustment payments will bear additional contract adjustment payments at the rate of 7.625% per year (compounding on each succeeding payment date) until paid. If the purchase contracts are terminated (upon the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to us), the right to receive contract adjustment payments and deferred contract adjustment payments will also terminate.

In the event that we elect to defer the payment of contract adjustment payments on the purchase contracts until August 17, 2004, each holder of FELINE PRIDES will receive on August 17, 2004 in respect of the deferred contract adjustment payments, in lieu of a cash payment, a number of shares of common stock equal to (a) the aggregate amount of deferred contract adjustment payments payable to the holder divided by (b) the applicable market value.

We will not issue any fractional shares of common stock with respect to the payment of deferred contract adjustment payments on August 17, 2004. In lieu of fractional shares otherwise issuable with respect to such payment of deferred contract adjustment payments, the holder will be entitled to receive an amount in cash equal to the fraction of a share times the applicable market value described under “—Purchase of Common Stock.”

In the event we exercise our option to defer the payment of contract adjustment payments, then until the deferred contract adjustment payments have been paid, we will not, and we will not permit any subsidiary of ours to, declare or pay dividends on, make distributions with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to, any of our capital stock other than

•	purchases, redemptions or acquisitions of shares of our capital stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers or directors or a stock purchase or dividend reinvestment plan, or the satisfaction by us of our obligations pursuant to any contract or security outstanding on the date of such event,

•	as a result of a reclassification of our capital stock or the exchange or conversion of one class or series of our capital stock for another class or series of the capital stock,

•	the purchase of fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of the capital stock or the security being converted or exchanged,

•	dividends or distributions in our capital stock (or rights to acquire capital stock), or repurchases, redemptions or acquisitions of capital stock in connection with the issuance or exchange of capital stock (or securities convertible into or exchangeable for shares of our capital stock),

•	redemptions, exchanges or repurchases of any rights outstanding under a shareholder rights plan or the declaration or payment thereunder of a dividend or distribution of or with respect to rights in the future, or

•	mandatory sinking fund payments with respect to any series of our preferred stock provided that the aggregate stated value of all such series outstanding at the time of any such payment does not exceed 5% of the aggregate of (1) the total principal amount of all bonds or other securities representing secured indebtedness issued or assumed by us and then outstanding and (2) our capital and surplus to be stated on our books of account after giving effect to such payment; provided, however, that any moneys deposited into any sinking fund and not in violation of this provision may thereafter be applied to the purchase or redemption of such preferred stock in accordance with the terms of such sinking fund without regard to the foregoing restrictions.

Anti-Dilution Adjustments

The formula for determining the settlement rate is subject to adjustment, without duplication, upon the occurrence of certain events, including:

•	the payment of dividends and other distributions of common stock on common stock;

•	the issuance to all holders of common stock of rights, warrants or options (other than any dividend reinvestment or share purchase plans) entitling them, for a period of up to 45 days, to subscribe for or purchase common stock at less than the current market price thereof;

•	subdivisions, splits and combinations of common stock;

•	distributions to all holders of common stock of evidences of our indebtedness, shares of capital stock, securities, cash or property (excluding any dividend or distribution covered by the first two bullets above and any dividend or distribution paid exclusively in cash);

•	distributions (other than regular quarterly cash dividends) consisting exclusively of cash to all holders of common stock in an aggregate amount that, together with (1) other all-cash distributions (other than regular quarterly cash dividends) made within the preceding 12 months and (2) any cash and the fair market value, as of the expiration of the tender or exchange offer referred to below, of consideration payable in respect of any tender or exchange offer (other than consideration payable in respect of any odd-lot tender offer) by us or any of our subsidiaries for common stock concluded within the preceding 12 months, exceeds 15% of our aggregate market capitalization (aggregate market capitalization being the product of the current market price of common stock multiplied by the number of shares of common stock then outstanding) on the date of the distribution; and

•	the successful completion of a tender or exchange offer made by us or any of our subsidiaries for common stock which involves an aggregate consideration that, together with (1) any cash and the fair market value of other consideration payable in respect of any tender or exchange offer (other than consideration payable in respect of any odd-lot tender offer) by us or any of our subsidiaries for the common stock concluded within the preceding 12 months and (2) the aggregate amount of any all-cash distributions (other than regular quarterly cash dividends) to all holders of common stock made within the preceding 12 months, exceeds 15% of our aggregate market capitalization on the expiration of the tender or exchange offer.

The “current market price” per share of common stock on any day means the average of the daily closing prices for the five consecutive trading days selected by us commencing not more than 30 trading days before, and ending not later than, the earlier of the day in question and the day before the “ex date” with respect to the issuance or distribution requiring the computation. For purposes of this paragraph, the term “ex date,” when used with respect to any issuance or distribution, shall mean the first date on which the common stock trades regular way on the applicable exchange or in the applicable market without the right to receive the issuance or distribution.

In the case of certain reclassifications, consolidations, mergers, sales or transfers of assets or other transactions pursuant to which the common stock is converted into the right to receive other securities, cash or property, each purchase contract then outstanding would, without the consent of the holders of the related Income PRIDES or Growth PRIDES, as the case may be, become a contract to purchase only the kind and amount of securities, cash and other property receivable upon such reorganization event (except as otherwise specifically provided, without any interest thereon and without any right to dividends or distributions thereon which have a record date that is prior to the purchase contract settlement date) which would have been received by the holder of the related Income PRIDES or Growth PRIDES immediately prior to the date of consummation of such transaction if such holder had then settled such purchase contract.

If at any time we make a distribution of property to our stockholders which would be taxable to the stockholders as a dividend for United States federal income tax purposes (i.e., distributions out of our current or accumulated earnings and profits or evidences of indebtedness or assets, but generally not stock dividends or rights to subscribe for capital stock) and, pursuant to the settlement rate adjustment provisions of the purchase contract agreement, the settlement rate is increased, this increase may give rise to a taxable dividend to holders of FELINE PRIDES.

In addition, we may make increases in the settlement rate to avoid or diminish any income tax to holders of our capital stock resulting from any dividend or distribution of capital stock (or rights to acquire capital stock) or from any event treated as such for income tax purposes or for any other reasons.

Adjustments to the settlement rate are calculated to the nearest 1/10,000th of a share. No adjustment in the settlement rate will be required unless the adjustment would require an increase or decrease of at least one percent in the settlement rate. However, any adjustments which are not required to be made because they would have required an increase or decrease of less than one percent will be carried forward and taken into account in any subsequent adjustment.

We will be required, within ten business days following the adjustment of the settlement rate, to provide written notice to the purchase contract agent of the occurrence of the adjustment and a statement in reasonable detail setting forth the method by which the adjustment to the settlement rate was determined and setting forth the revised settlement rate.

Each adjustment to the settlement rate will result in a corresponding adjustment to the number of shares of common stock issuable upon early settlement of a purchase contract.

Termination

The purchase contracts, and our rights and obligations and the rights and obligations of the holders of the FELINE PRIDES under the purchase contracts, including the right and obligation to purchase common stock and the right to receive accumulated contract adjustment payments or deferred contract adjustment payments, will immediately and automatically terminate upon the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to us. Upon any termination, the collateral agent will release the related notes, the appropriate applicable ownership interest of the Treasury portfolio or the Treasury securities, as the case may be, held by it to the purchase contract agent for distribution to the holders, subject, in the case of the Treasury portfolio or the Treasury securities, to the purchase contract agent’s disposition of the subject securities for cash, and the payment of this cash to the holders, to the extent that the holders would otherwise have been entitled to receive less than $1,000 principal amount at maturity of any such security. Upon any termination, however, the release and distribution may be subject to a delay. In the event that we become the subject of a case under the U.S. Bankruptcy Code, the delay may occur as a result of the automatic stay under the Bankruptcy Code and continue until the automatic stay has been lifted. We expect any such delay to be limited.

Pledged Securities and Pledge Agreement

Pledged securities are pledged to the collateral agent, for our benefit, pursuant to the pledge agreement to secure the obligations of holders of FELINE PRIDES to purchase common stock under the related purchase contracts. The rights of holders of FELINE PRIDES to the related pledged securities are subject to our security interest created by the pledge agreement.

No holder of Income PRIDES or Growth PRIDES is permitted to withdraw the pledged securities related to the Income PRIDES or Growth PRIDES from the pledge arrangement except

•	to substitute Treasury securities for the related notes or the appropriate applicable ownership interest of the Treasury portfolio, as the case may be, as provided for under “Description of FELINE PRIDES—Creating Growth PRIDES,”

•	to substitute notes or the appropriate applicable ownership interest of the Treasury portfolio, as the case may be, for the related Treasury securities, as provided for under “Description of FELINE PRIDES—Recreating Income PRIDES,” or

•	upon the termination or early settlement of the related purchase contracts.

Subject to the security interest and the terms of the purchase contract agreement and the pledge agreement, each holder of Income PRIDES, unless the Treasury portfolio has replaced the notes as a component of Income PRIDES as a result of a successful remarketing of the notes or a tax event redemption, is entitled through the purchase contract agent and the collateral agent to all of the proportional rights and preferences of the related notes, including distribution, voting, redemption, repayment and liquidation rights. Each holder of Growth PRIDES and each holder of Income PRIDES, if the Treasury portfolio has replaced the notes as a component of Income PRIDES as a result of a successful remarketing of the notes or a tax event redemption, will retain beneficial ownership of the related Treasury securities or the appropriate applicable ownership interest of the Treasury portfolio, as applicable, pledged in respect of the related purchase contracts. We have no interest in the pledged securities other than our security interest.

Unless the purchase contracts have terminated prior to August 17, 2004, the related pledged securities have been transferred to the purchase contract agent for distribution to the holders, and a holder fails to present and surrender the FELINE PRIDES certificate evidencing the holder’s Income PRIDES or Growth PRIDES to the purchase contract agent, the collateral agent will, upon receipt, if any, of payments on the pledged securities, distribute the payments to the purchase contract agent, which will in turn distribute those payments to the persons in whose names the related Income PRIDES or Growth PRIDES are registered at the close of business on the record date immediately preceding the date of payment.

DESCRIPTION OF THE NOTES

General

The notes are issued as a separate series of securities under an Indenture dated as of August 12, 1996, as supplemented by a supplemental indenture dated as of June 26, 2001 between us and Chase Bank of Texas, National Association, as trustee. The notes are in the aggregate principal amount of $1,610,000,000. The notes will mature on August 17, 2006. The notes may not be redeemed prior to their stated maturity except as described below. The notes constitute senior debt securities.

The notes are not subject to a sinking fund provision. Unless a tax event redemption has occurred prior to August 17, 2006, the entire principal amount of the notes will mature and become due and payable, together with any accrued and unpaid interest, on August 17, 2006. Except for a tax event redemption, the notes are not redeemable by us.

Notes forming a part of the Income PRIDES were issued in certificated form, in denominations of $50 and integral multiples of $50, without coupons, and may be transferred or exchanged, without service charge but upon payment of any taxes or other governmental charges payable in connection with the transfer or exchange, at the offices described below. Payments on notes issued as a global security are made to the depositary, a successor depositary or, in the event that no depositary is used, to a paying agent for the notes. Principal and interest with respect to certificated notes is payable, the transfer of the notes is registrable and notes are exchangeable for notes of other denominations of a like aggregate principal amount, at the office or agency maintained by us for this purpose in the Borough of Manhattan, The City of New York. However, at our option, payment of interest may be made by check mailed to the address of the holder entitled to payment or by wire transfer to an account appropriately designated by the holder entitled to payment. JPMorgan Chase Bank is the paying agent, transfer agent and registrar for the notes. We may at any time designate additional transfer agents and paying agents with respect to the notes, and may remove any transfer agent, paying agent or registrar for the notes. We are at all times required to maintain a paying agent and transfer agent for the notes in the Borough of Manhattan, The City of New York.

Any monies deposited with the trustee or any paying agent, or held by us in trust, for the payment of principal of or interest on any note and remaining unclaimed for two years after such principal or interest has become due and payable will, at our request, be repaid to us or released from trust, as applicable, and the holder of the note must thereafter look, as a general unsecured creditor, only to us for the payment thereof.

The indenture does not contain provisions that afford holders of the notes protection in the event of a highly leveraged transaction or other similar transaction involving us that may adversely affect the holders.

Interest

Each note bears interest initially at the rate of 5.78% per year from the original issue date, payable quarterly in arrears on February 17, May 17, August 17 and November 17 of each year, each an “interest payment date,” commencing August 17, 2001, to the person in whose name the note is registered at the close of business on the first day of the month in which the interest payment date falls. In addition, OID for United States federal income tax purposes is accruing on the notes.

The applicable interest rate on the notes will be reset on the third business day immediately preceding May 17, 2004 to the reset rate described below under “—Market Rate Reset,” unless the remarketing of the notes on that date fails. If the remarketing of the notes on that date fails, the interest rate on the notes will not be reset at that time. However, in these circumstances, the interest rate on the notes outstanding on and after May 17, 2004 will be reset on the third business day immediately preceding August 17, 2004 to the reset rate described below.

The amount of interest payable for any period will be computed on the basis of a 360-day year consisting of twelve 30-day months. The amount of interest payable for any period shorter than a full quarterly period for which interest is computed will be computed on the basis of the actual number of days elapsed in the 90-day period. In the event that any date on which interest is payable on the notes is not a business day, the payment of the interest payable on that date will be made on the next succeeding day that is a business day, without any interest or other payment in respect of the delay, except that, if the business day is in the next succeeding calendar year, then the payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on the scheduled payment date.

Market Rate Reset

The reset rate will be equal to the sum of the reset spread and the rate of interest on the applicable benchmark Treasury in effect on the third business day immediately preceding May 17, 2004 or August 17, 2004, as the case may be, and will be determined by the reset agent. In the case of a reset on the third business day immediately preceding May 17, 2004, the reset rate will be the rate determined by the reset agent as the rate the notes should bear in order for the notes included in Income PRIDES to have an approximate aggregate market value on the reset date of 100.5% of the Treasury portfolio purchase price described under “Description of the Purchase Contracts—Remarketing.” In the case of a reset on the third business day immediately preceding August 17, 2004, the reset rate will be the rate determined by the reset agent as the rate the notes should bear in order for each note to have an approximate market value of 100.5% of the principal amount of the note. The reset rate will in no event exceed the maximum rate permitted by applicable law.

The “applicable benchmark Treasury” means direct obligations of the United States, as agreed upon by us and the reset agent (which may be obligations traded on a when-issued basis only), having a maturity comparable to the remaining term to maturity of the notes, which will be two years or two and one-quarter years as applicable. The rate for the applicable benchmark Treasury will be the bid side rate displayed at 10:00 A.M., New York City time, on the third business day immediately preceding May 17, 2004 or August 17, 2004, as applicable, in the Telerate system (or if the Telerate system is no longer available on that date or, in the opinion of the reset agent (after consultation with us), no longer an appropriate system from which to obtain the rate, such other nationally recognized quotation system as, in the opinion of the reset agent (after consultation with us), is appropriate). If this rate is not so displayed, the rate for the applicable benchmark Treasury will be, as calculated by the reset agent, the yield to maturity for the applicable benchmark Treasury, expressed as a bond equivalent on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis, and computed by taking the arithmetic mean of the secondary market bid rates, as of 10:30 A.M., New York City time, on the third business day immediately preceding May 17, 2004 or August 17, 2004, as applicable, of three leading United States government securities dealers selected by the reset agent (after consultation with us) (which may include the reset agent or an affiliate thereof). Merrill Lynch, Pierce, Fenner & Smith Incorporated will be the reset agent.

On the tenth business day immediately preceding May 17, 2004 or August 17, 2004, the applicable benchmark Treasury to be used to determine the reset rate on the third business day prior to May 17, 2004 or August 17, 2004, as applicable, will be selected, and the reset spread to be added to the rate on the applicable benchmark Treasury in effect on the third business day immediately preceding May 17, 2004 or August 17, 2004, as applicable, will be established by the reset agent, and the reset spread and the applicable benchmark Treasury will be announced by us (the “reset announcement date”). We will cause a notice of the reset spread and the applicable benchmark Treasury to be published on the business day following the reset announcement date by publication in a daily newspaper in the English language of general circulation in New York City, which is expected to be The Wall Street Journal. We will request, not later than seven nor more than 15 calendar days prior to the reset announcement date, that the depositary notify its participants holding notes, Income PRIDES or Growth PRIDES of the reset announcement date and of the procedures that must be followed if any owner of Income PRIDES wishes to settle the related purchase contract with cash on the business day immediately preceding August 17, 2004.

Optional Remarketing

On or prior to the fifth business day immediately preceding May 17, 2004, in the case of the remarketing to be conducted on the third business day preceding May 17, 2004, or August 17, 2004, in the case of the remarketing, if any, to be conducted on the third business day preceding August 17, 2004, but no earlier than the payment date immediately preceding May 17, 2004 or August 17, 2004, as applicable, holders of notes that are not components of Income PRIDES may elect to have their notes remarketed in the same manner as notes that are components of Income PRIDES by delivering their notes along with a notice of this election to the collateral agent. The collateral agent will hold the notes in an account separate from the collateral account in which the pledged securities will be held. Holders of notes electing to have their notes remarketed will also have the right to withdraw the election on or prior to the fifth business day immediately preceding May 17, 2004 or August 17, 2004, as applicable.

Put Option Upon a Failed Remarketing

If the remarketing of the notes on the third business day immediately preceding August 17, 2004 has occurred and has resulted in a failed remarketing, holders of notes following August 17, 2004 will have the right to put the notes to us on September 30, 2004, upon at least three business days’ prior notice, at a price equal to 100% of the principal amount, plus accrued and unpaid interest, if any.

Tax Event Redemption

If a tax event occurs and is continuing, we may, at our option, redeem the notes in whole, but not in part, at any time at a price, which we refer to as the redemption price, equal to, for each note, the redemption amount described below plus accrued and unpaid interest, if any, to the date of redemption. Installments of interest on notes which are due and payable on or prior to a redemption date will be payable to the holders of the notes registered as such at the close of business on the relevant record dates. If, following the occurrence of a tax event, we exercise our option to redeem the notes, the proceeds of the redemption will be payable in cash to the holders of the notes. If the tax event redemption occurs prior to May 17, 2004, or if the notes are not successfully remarketed on the third business day immediately preceding May 17, 2004, prior to August 17, 2004, the redemption price for the notes forming a part of the Income PRIDES will be distributed to the collateral agent, who in turn will purchase the Treasury portfolio described below on behalf of the holders of Income PRIDES and remit the remainder of the redemption price, if any, to the purchase contract agent for payment to the holders. The Treasury portfolio will be substituted for the notes and will be pledged to the collateral agent to secure the Income PRIDES holders’ obligations to purchase our common stock under the purchase contracts.

“Tax event” means the receipt by us of an opinion of nationally recognized independent tax counsel experienced in such matters to the effect that there is more than an insubstantial risk that interest payable by us on the notes would not be deductible, in whole or in part, by us for United States federal income tax purposes as a result of any amendment to, change in, or announced proposed change in, the laws, or any regulations thereunder, of the United States or any political subdivision or taxing authority thereof or therein affecting taxation, any amendment to or change in an interpretation or application of any such laws or regulations by any legislative body, court, governmental agency or regulatory authority or any interpretation or pronouncement that provides for a position with respect to any such laws or regulations that differs from the generally accepted position on June 20, 2001, which amendment, change or proposed change is effective or which interpretation or pronouncement is announced on or after June 20, 2001.

The Treasury portfolio to be purchased on behalf of the holders of Income PRIDES will consist of interest or principal strips of U.S. Treasury securities which mature on or prior to August 15, 2004 in an aggregate amount equal to the aggregate principal amount of the notes included in Income PRIDES and with respect to each scheduled interest payment date on the notes that occurs after the tax event redemption date and on or before August 17, 2004, interest or principal strips of U.S. Treasury securities which mature on or prior to that interest payment date in an aggregate amount equal to the aggregate interest payment that would be due on the aggregate principal amount of the notes on that date if the interest rate of the notes was not reset on the applicable reset date.

Solely for purposes of determining the Treasury portfolio purchase price in the case of a tax event redemption date occurring after May 17, 2004, or August 17, 2004 if the remarketing of the notes on the third business day preceding May 17, 2004 resulted in a failed remarketing, “Treasury portfolio” will mean a portfolio of zero-coupon U.S. Treasury securities consisting of principal or interest strips of U.S. Treasury securities which mature on or prior to August 15, 2004 in an aggregate amount equal to the aggregate principal amount of the notes outstanding on the tax event redemption date and with respect to each scheduled interest payment date on the notes that occurs after the tax event redemption date, interest or principal strips of U.S. Treasury securities which mature on or prior to that interest payment date in an aggregate amount equal to the aggregate interest payment that would be due on aggregate principal amount of the notes outstanding on the tax event redemption date if the interest rate of the notes was not reset on the applicable reset date.

“Redemption amount” means in the case of a tax event redemption occurring prior to May 17, 2004, or prior to August 17, 2004 if the remarketing of the notes on the third business day preceding May 17, 2004 resulted in a failed remarketing, for each note the product of the principal amount of the note and a fraction whose numerator is the Treasury portfolio purchase price and whose denominator is the aggregate principal amount of notes included in Income PRIDES, and in the case of a tax event redemption date occurring on or after May 17, 2004, or August 17, 2004 if the remarketing of the notes on the third business day preceding May 17, 2004 resulted in a failed remarketing, for each note the product of the principal amount of the note and a fraction whose numerator is the Treasury portfolio purchase price and whose denominator is the aggregate principal amount of the notes outstanding on the tax event redemption date.

“Treasury portfolio purchase price” means the lowest aggregate price quoted by a primary U.S. government securities dealer in New York City to the quotation agent on the third business day immediately preceding the tax event redemption date for the purchase of the Treasury portfolio for settlement on the tax event redemption date.

“Quotation agent” means Merrill Lynch Government Securities, Inc. or its successor or any other primary U.S. government securities dealer in New York City selected by us.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each registered holder of notes to be redeemed at its registered address. Unless we default in payment of the redemption price, on and after the redemption date interest shall cease to accrue on the notes. In the event any notes are called for redemption, neither we nor the trustee will be required to register the transfer of or exchange the notes to be redeemed.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion addresses the material United States federal income tax consequences of the exchange offer to holders of Income PRIDES and, except as otherwise noted, represents the opinion of Vinson & Elkins L.L.P. This discussion deals only with Income PRIDES held as capital assets (generally, assets held for investment) and, except where explicitly addressing the material United States federal income tax consequences of the exchange to holders other than U.S. persons (defined below), pertains only to holders that are U.S. persons. The tax treatment of a holder may vary depending on such holder’s particular situation. This discussion does not address all of the tax consequences that may be relevant to holders that may be subject to special tax treatment such as, for example, insurance companies, broker dealers, tax-exempt organizations, foreign taxpayers, regulated investment companies, persons holding Income PRIDES, notes or shares of our common stock as part of a straddle, hedge, conversion transaction or other integrated investment, former U.S. citizens that have expatriated, and persons whose functional currency is not the U.S. dollar. In addition, this discussion does not address any aspects of state, local, or foreign tax laws. This discussion is based on the United States federal income tax laws, regulations, rulings and decisions in effect as of the date of this exchange offer prospectus, which are subject to change or differing interpretations, possibly on a retroactive basis.

CERTAIN ASPECTS OF THE UNITED STATES FEDERAL INCOME TAX TREATMENT OF INCOME PRIDES, INCLUDING THE TREATMENT OF TRANSACTIONS SUCH AS THE EXCHANGE OFFER, HAVE YET TO BE DIRECTLY ADDRESSED BY ANY STATUTORY, ADMINISTRATIVE OR JUDICIAL AUTHORITY AND, THEREFORE, MAY BE SUBJECT TO DIFFERING INTERPRETATION. IN ADDITION, THE TAX CONSEQUENCES OF EXCHANGING YOUR INCOME PRIDES IN THE EXCHANGE OFFER WILL DEPEND ON YOUR PARTICULAR CIRCUMSTANCES; ACCORDINGLY, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF EXCHANGING YOUR INCOME PRIDES IN THE EXCHANGE OFFER, INCLUDING THE APPLICATION AND EFFECT OF UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS TO YOUR PARTICULAR CIRCUMSTANCES.

For purposes of this discussion, the term “U.S. person” means (1) a person who is a citizen or resident of the United States, (2) a corporation created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate the income of which is subject to United States federal income taxation regardless of its source or (4) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of such trust or (b) such trust has in effect a valid election to be treated as a domestic trust for United States federal income tax purposes.

If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds Income PRIDES, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partner of a partnership holding Income PRIDES should consult its tax advisors with respect to the tax treatment of participation in the exchange offer.

Applicable Federal Income Tax Treatment of Income PRIDES – In General

Each Income PRIDES you own is a unit consisting of two components — a note and a purchase contract — which, together, constitute an Income PRIDES. Your initial purchase price for each Income PRIDES was allocated between the two components in proportion to their respective fair market values at the time of purchase, and such allocation established your initial tax basis in the underlying note and purchase contract. In our original issuance of Income PRIDES, we reported the fair market value of each note as $50 and the fair market value of each purchase contract as $0. If you acquired Income PRIDES in the original issuance, our reporting position was binding on you (but not on the IRS) with respect to such Income PRIDES unless you explicitly disclosed a contrary position on a statement attached to your timely filed United States federal income tax return for the taxable year in which such Income PRIDES were acquired. If you acquired an Income PRIDES through a purchase in the secondary market, your purchase price should have been similarly allocated between the note and the purchase contract in proportion to the fair market values of the two components at the time of your purchase.

We have treated the notes as contingent payment debt instruments. As such, you have been required to accrue original issue discount on your notes. Your adjusted tax basis in your notes on the date such notes are exchanged pursuant to the exchange offer will, accordingly, reflect increases to your basis in the amount of original issue discount you have been required to include in income with respect to your notes through the date of the exchange and decreases to your basis equal to the total amount of projected payments with respect to your notes through the date of the exchange.

There is no direct authority addressing the treatment, under current law, of contract adjustment payments or deferred contract adjustment payments, and the United States federal income tax treatment of such payments is therefore unclear. Contract adjustment payments and deferred contract adjustment payments may constitute taxable ordinary income to a holder when received or accrued, in accordance with such holder’s regular method of accounting. We have reported such payments on any required information returns as taxable ordinary income to the holder. Holders who may have reported such payments or accruals in a different manner are urged to consult their tax advisors.

The following discussion assumes that your reporting for U.S. federal income tax purposes of the acquisition and ownership of Income PRIDES has been consistent with the Company’s treatment outlined above.

Federal Income Tax Treatment of Participation in the Exchange

In the opinion of Vinson & Elkins L.L.P., although the matter is not free from doubt, it is more likely than not that the exchange of an Income PRIDES for shares of our common stock plus cash will be treated as a physical settlement of the purchase contract and retirement of the note. However, there exists some meaningful uncertainty that this treatment will apply for U.S. federal income tax purposes because (i) there is no direct authority addressing the treatment or characterization, under current law, of the exchange of an instrument similar to an Income PRIDES with the issuer thereof for shares of its common stock and cash, (ii) there are several possible characterizations of such an exchange, and (iii) such opinion is not binding on the Internal Revenue Service or the courts, either or both of which may reach a contrary conclusion. Based upon the opinion of Vinson & Elkins L.L.P., we plan to treat and to characterize the exchange as:

(i)	the disposition by the holder of the note component of an Income PRIDES for an amount of consideration equal to the sum of

—	the amount due under the holder’s purchase contract (i.e., $50), plus

—	the amount of cash offered in the exchange offer, minus

—	the amount of such cash allocable to accrued and/or deferred contract adjustment payments and accrued interest on the note;

(ii)	the receipt of accrued and/or deferred contract adjustment payments and accrued interest on the note in an amount equal to the portion of the cash received pursuant to the exchange offer that is allocable thereto; and

(iii)	the purchase by the holder pursuant to his or her purchase contract of the stock issued in the exchange offer for an amount of consideration equal to the amount of money due under the holder’s purchase contract (i.e., $50).

Consideration attributed to the disposition of the note pursuant to this treatment will give rise to gain or loss equal to the amount determined in (i) above, minus the holder’s adjusted basis in the note. Because we have treated the notes as contingent payment debt instruments, any gain recognized on notes exchanged in the exchange offer will be treated as ordinary interest income. Loss recognized on such notes will be treated as ordinary loss to the extent of a holder’s prior inclusions of original issue discount on his or her notes. Any loss in excess of such amount will be treated as a capital loss. The deductibility of capital losses is subject to limitations.

The acquisition of our common stock pursuant to the purchase contract (i.e., $50 for 0.8430 shares of our common stock) under this treatment will not give rise to gain or loss at the time of the exchange. Accordingly, a holder’s basis in stock received on the exchange of an Income PRIDES will be equal to the amount due under the holder’s purchase contract (i.e., $50), plus such holder’s adjusted basis, if any, in the purchase contract. The holder’s holding period for the shares of our common stock received in the exchange will begin on the day following the holder’s acquisition of the stock.

As noted above, the foregoing treatment is not definitively supported by existing authority, and alternative characterizations of the exchange that affect the timing and/or character, but generally not the overall net amount, of gain or loss to be recognized as a result of participation in the exchange offer and any future disposition of the stock are possible. For example, it is possible that the exchange of an Income PRIDES for shares of our common stock plus cash pursuant to the exchange offer may be treated as a termination of the purchase contract rather than a physical settlement of such contract, resulting in a capital loss equal to the difference between your basis in the purchase contract, if any, and the amount by which the fair market value of the purchase contract at the time of the termination is negative. In satisfaction of the note, you would be deemed to have realized the negative amount described in the preceding sentence, the fair market value of the shares and the cash not attributable to accrued and/or deferred contract adjustment payments. You would recognize gain or loss on your note equal to this amount realized over your adjusted basis in your note. You would have a fair market value basis in the shares of our common stock received in the exchange, and your holding period for our shares would begin the day following the date of the exchange.

Again in the alternative, the exchange of Income PRIDES in the exchange offer could possibly be treated as a recapitalization in which the notes are exchanged for shares of our common stock, the termination of the purchase contracts and cash (to the extent not attributable to accrued and/or deferred contract adjustment payments or accrued interest on the notes). If the exchange of an Income PRIDES were characterized in this manner, no loss could be recognized, a holder’s basis in his or her shares of our common stock received in the exchange should generally be determined by reference to the holder’s adjusted basis in the note component of his or her Income PRIDES, and the holding period of such stock would include the period the holder held the notes.

Under either our intended characterization of the exchange or the above alternative characterizations, consideration attributable to the receipt of accrued contract adjustment payments or deferred contract adjustment payments and interest on the notes should be treated as ordinary income to the extent not previously included in income.

We will report cash received in lieu of a fractional interest in our common stock as a redemption of such fractional interest in exchange for cash. You would generally realize capital gain or loss on a redemption of a fractional interest in our common stock in an amount equal to cash received for the fractional share over your basis (determined based on your treatment of the exchange offer, as described above) in such interest. Gain or loss on this redemption will generally be short-term capital gain or loss unless the exchange is treated as a recapitalization for U.S. federal income tax purposes (in which case the gain or loss would be long-term capital gain or loss if the holder has held his or her Income PRIDES for more than twelve months).

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR CONCERNING THE PROPER TREATMENT OF THE EXCHANGE, AND OF ANY SUBSEQUENT DISPOSITION OF STOCK RECEIVED IN THE EXCHANGE, IN YOUR PARTICULAR CIRCUMSTANCES.

Federal Tax Aspects of Ownership of Common Stock Received in the Exchange Offer

Distributions paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) on common stock received as part of the exchange offer will constitute a dividend and will be includible in income by holders when received. Under current law, such dividends paid to individual holders should generally qualify for a special 15% tax rate on “qualified dividend income” through December 31, 2008. Any such dividend will be eligible for the dividends received deduction if the holder is an otherwise qualifying corporate holder that meets the holding period and other requirements for the dividends received deduction.

Upon a disposition of our common stock, you generally will recognize capital gain or loss equal to the difference between the amount realized and your adjusted tax basis in the common stock. Such capital gain or loss generally will be long-term capital gain or loss if you held such common stock for more than one year immediately prior to such disposition. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Substitution of Notes to Recreate Income PRIDES

If you hold Growth PRIDES and deliver notes to the collateral agent in substitution for Treasury securities, you generally will not recognize gain or loss upon your delivery of such notes or your receipt of the Treasury securities. You will continue to take into account items of income or deduction otherwise includible or deductible, respectively, by you with respect to such Treasury securities and notes, and your adjusted tax bases in the Treasury securities, the notes and the purchase contract will not be affected by such delivery and release.

Backup Withholding Tax and Information Reporting

Unless you are an exempt recipient, such as a corporation, the exchange of Income PRIDES for shares pursuant to the exchange offer and the receipt of dividends on our common stock received as part of the exchange may be subject to information reporting and may also be subject to United States federal backup withholding tax at a current rate of 28%, if you fail to supply an accurate taxpayer identification number or otherwise fail to comply with applicable United States information reporting or certification requirements.

Factors Generally Applicable to Non-U.S. Holders Participating in the Exchange

The following discussion applies to you if you are a holder other than a “U.S. person” as defined in the third paragraph of “Material United States Federal Income Tax Consequences,” above. Special rules may apply to you if you are a “controlled foreign corporation,” “passive foreign investment company,” “foreign personal holding company” or are otherwise subject to special treatment under the Code. If you are or may be subject to these special rules, you should consult your own tax advisor to determine the particular United States federal, state and local and other tax consequences applicable to you of participating in the exchange offer.

United States Federal Withholding Tax

United States federal withholding tax should not apply to gain or income allocable to the notes provided that

•	you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and the Treasury regulations;

•	you are not a controlled foreign corporation that is related to us through stock ownership;

•	you are not a bank whose receipt of interest on the notes is described in section 881(c)(3)(A) of the Code; and

•	(a) you provide your name and address on an IRS Form W-8BEN (or a suitable successor form) and certify, under penalty of perjury, that you are not a United States person or (b) a financial institution holding the Income PRIDES on your behalf certifies, under penalty, that it has received an IRS Form W-8BEN (or a suitable successor form) from the beneficial owner and provides us with a copy.

We do not intend to withhold on amounts received in the exchange offer and allocable to the notes or accrued interest thereon if these requirements are met.

United States withholding tax generally will apply at a rate of 30% on (i) consideration attributed to the receipt of accrued contract adjustment payments or deferred contract adjustment payments as part of the exchange and (ii) dividends paid on the shares of our common stock received as part of the exchange. However, if a treaty applies, you may be eligible for a reduced rate of withholding. Contract adjustment payments and dividends on our common stock that are effectively connected with the conduct of a trade or business by you within the United States (or, where a tax treaty applies, are attributable to a United States permanent establishment maintained by you), are not subject to the withholding tax, but instead are subject to United States federal income tax on a net basis, as described below. In order to claim any such exemption or reduction in the 30% withholding tax, you should provide a properly executed IRS Form W-8BEN (or a suitable substitute form) claiming a reduction of or an exemption from withholding under an applicable tax treaty or IRS Form W-8ECI (or a suitable substitute form) stating that such payments are not subject to withholding tax because they are effectively connected with your conduct of a trade or business in the United States.

United States Federal Income Tax

Any gain or income realized on the notes, any contract adjustment payments that are not subject to United States federal withholding tax, as described above, and any gain or income realized on a disposition of our common stock received as part of the exchange will not be subject to United States federal income tax unless

•	that gain or income is, or is treated as, effectively connected with your conduct of a trade or business in the United States; or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation,” as described below, for United States federal income tax purposes.

Foreign Investment in Real Property Tax Act of 1980

Gain or loss of a non-U.S. person from the disposition of stock in a “U.S. real property holding corporation” may be treated as effectively connected with the conduct of a trade or business in the United States and subject to U.S. withholding and federal income tax. We do not believe that we are currently a U.S. real property holding corporation for United States federal income tax purposes, and we think it is unlikely we will become one, although there can be no assurance that this will be the case. In any event, if we were to become a U.S. real property holding corporation, so long as our common stock continued to be regularly traded on an established market, you would generally not be subject to U.S. federal income tax on the disposition of our common stock under this rule if you held (at all times during the shorter of the five year period preceding the date of disposition or your holding period) less than five percent of the total outstanding shares of our common stock.

Backup Withholding

No backup withholding will be required as a result of the exchange of your Income PRIDES for shares of our common stock plus cash or for dividends paid on our common stock received as part of the exchange if you have provided us with an IRS Form W-8BEN (or, where applicable, an IRS Form W-8ECI) and we do not have actual knowledge or reason to know that you are a U.S. person.

Federal Tax Treatment of Non-Tendering Holders

If you elect not to participate in the exchange, the exchange will have no federal income tax impact on you, and the consequences of your ownership and disposition of Income PRIDES, Growth PRIDES, notes or Treasury securities will be as described in the original prospectus supplement dated June 20, 2001.

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the Securities and Exchange Commission, which we refer to in this exchange offer prospectus as the SEC. You may read and copy any reports or other information that we file with the SEC at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington D.C. 20549. You may also receive copies of these documents upon payment of a duplicating fee, by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public on the SEC’s web site at http://www.sec.gov. You may also inspect our SEC reports on our web site at http://www.eds.com. We do not intend for information in our web site to be part of this exchange offer prospectus.

We are incorporating by reference into this exchange offer prospectus information we file with the SEC, which means we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this exchange offer prospectus, unless we update or supersede that information by the information contained in this exchange offer prospectus or the information we file subsequently that is incorporated by reference into this exchange offer prospectus. We are incorporating by reference the following documents that we have filed with the SEC:

1.	Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and filed on March 15, 2004;

2.	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004 and filed on May 10, 2004;

3.	Current Reports on Form 8-K filed on April 28, 2004, May 6, 2004 and May 12, 2004;

4.	the description of our Income PRIDES contained in our Registration Statement on Form 8-A filed with the SEC on June 21, 2001, as amended by an amendment to Form 8-A filed with the SEC on July 2, 2001; and

5.	the description of our common stock and preferred stock purchase rights contained in our Registration Statement on Form 8-A filed with the SEC on May 29, 1996, as amended by an amendment to Form 8-A filed with the SEC on April 24, 2003.

We also incorporate by reference each of the documents that we file with the SEC (excluding those filings made under Items 9 or 12 of Form 8-K) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this exchange offer prospectus until the expiration date of the exchange offer.

You may request a copy of any of these filings (other than an exhibit to those filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by telephoning or writing us at the address set forth below. To obtain timely delivery of any requested information, FELINE PRIDES holders must make any request no later than five business days prior to the expiration date of the exchange offer.

EDS Investor Relations

5400 Legacy Drive

Mailstop: H1-2D-05

Plano, Texas 75024-3105

Telephone Number: (972) 605-8933

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This exchange offer prospectus, including the information we incorporate by reference, contains forward-looking statements. These forward-looking statements include statements regarding estimated earnings, revenues, operating margins, cash flows, capital expenditures, restructuring charges, financing transactions, the impact of acquisitions and divestitures, the impact of certain client contracts, the total contract value of new business signings, the impact of the adoption of accounting standards and other forward-looking financial information. In addition, we have in the past made and may in the future make other written or oral forward-looking statements, including statements regarding future operating performance, short- and long-term revenue and earnings, the timing of the revenue, earnings and cash flow impact of new and existing contracts, liquidity, the estimated future revenue from existing clients, the total contract value of new business signings, business pipeline and industry growth rates and our performance relative thereto. Any forward-looking statement may rely on a number of assumptions concerning future events and be subject to a number of uncertainties and other factors, many of which are outside our control, that could cause actual results to differ materially from such statements. These include, but are not limited to, the following:

•	the performance of current and future client contracts in accordance with our cost, revenue and cash flow estimates, including our ability to achieve any operational efficiencies in our estimates;

•	our ability to recover our investment in certain client contracts, including in particular contracts involving the construction of new computer systems and communications networks or the development and deployment of new technologies for which there may exist substantial performance risk and with respect to which some or all elements of service delivery may be dependent upon our successful completion of the development, construction and deployment phases;

•	for contracts with U.S. federal government clients, including our Navy Marine Corps Intranet contract, the government’s ability to cancel the contract or impose additional terms and conditions due to changes in government funding or deployment schedules, military action or otherwise;

•	our ability to access the capital markets, including our ability to obtain capital leases, surety bonds and letters of credit, to arrange new client supported financing transactions or similar facilities and continue to access existing facilities;

•	the impact of rating agency actions on our business, including our ability to access capital and our cost of capital, as well as the impact on our agreements that contain debt rating triggers;

•	the impact of third-party benchmarking provisions in certain client contracts;

•	the impact on a historical and prospective basis of accounting rules and pronouncements;

•	the impact of claims, litigation and governmental investigations;

•	the success of our strategic reorganization and cost cutting initiatives and the timing and amount of any resulting benefits;

•	the impact of acquisitions and divestitures;

•	our ability to attract and retain highly skilled personnel;

•	a reduction in the carrying value of our assets;

•	the impact of a bankruptcy or financial difficulty of a significant client on the financial and other terms of our agreements with that client;

•	the expiration or termination of a significant client contract, including our Master Service Agreement with General Motors;

•	with respect to the funding of our pension plan obligations, the performance of our investments relative to our assumed rate of return;

•	changes in tax laws and interpretations and failure to obtain treaty relief from double taxation;

•	failure to obtain or protect intellectual property rights;

•	competition in the industries in which we conduct business and the impact of competition on pricing, revenues and margins;

•	the impact of general economic and other conditions on the discretionary spending of our existing clients and our ability to obtain new business;

•	the degree to which third parties continue to outsource information technology and business processes; and

•	fluctuations in interest rates, foreign currency and exchange rates.

In light of these risks, uncertainties and assumptions, actual results or events could differ from those contemplated by the forward-looking statements contained in this exchange offer prospectus, and such differences could be significant. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in this exchange offer prospectus and the documents we have incorporated by reference. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

LEGAL MATTERS

The validity of the common stock to be issued in the exchange offer and certain other legal matters with respect to the exchange offer will be passed upon for us by Vinson & Elkins L.L.P., Dallas, Texas. Shearman & Sterling LLP, New York, New York, will pass upon the validity of the common stock to be issued in the exchange offer for the dealer managers.

EXPERTS

Our consolidated financial statements and schedule as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report refers to changes of accounting resulting from our adoption of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, SFAS No. 141, Business Combinations, SFAS No. 142, Goodwill and Other Intangible Assets, Emerging Issues Task Force Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, and SFAS No. 143, Accounting for Asset Retirement Obligations.

Non-GAAP Financial Measures

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, which is incorporated by reference in this exchange offer prospectus, contains information about free cash flow, which is a non-GAAP financial measure. We reported free cash flow of $230 million, $985 million and $190 million for the years ended December 31, 2003, 2002 and 2001, respectively. We define free cash flow as net cash provided by operating activities, less capital expenditures. Capital expenditures is the sum of (i) net cash used in investing activities, excluding proceeds from sales of marketable securities, proceeds from divested assets, payments related to acquisitions, net of cash acquired, and payments for purchases of marketable securities, and (ii) capital lease payments. Free cash flow for 2003, 2002 and 2001 referenced above reflects net cash provided by operating activities of $1.4 billion, $2.2 billion, and $1.7 billion, respectively, less capital expenditures of $1.2 billion, $1.3 billion, and $1.5 billion, respectively. We report free cash flow to enable investors to differentiate between cash generated by our ongoing business operations and cash generated or used by events or transactions unrelated to those operations. Free cash flow is also used by management in establishing internal performance targets.

The Exchange Agent for the exchange offer is:

JPMorgan Chase Bank

BY MAIL:	BY FACSIMILE:	BY HAND OR OVERNIGHT COURIER:
JPMorgan Chase Bank 2001 Bryan Street, Floor 10 Dallas, Texas 75201 Attention: Frank Irvins	(for eligible institutions only) (214) 468-6494 CONFIRM RECEIPT OF FACSIMILE BY TELEPHONE: (214) 468-6464	JPMorgan Chase Bank 2001 Bryan Street, Floor 10 Dallas, Texas 75201 Attention: Frank Irvins

The Information Agent for the exchange offer is:

Mellon Investor Services LLC

85 Challenger Road

Ridgefield Park, New Jersey 07660

Call Toll-Free: 866-293-6625

The dealer managers for the exchange offer are:

Co-Lead Dealer Managers

Merrill Lynch & Co.	Citigroup
World Financial Center—North Tower	390 Greenwich St.
New York, New York 10080	New York, New York 10013
Attn: Liability Management Group	Attn: Equity-Linked Capital Markets
Call Toll-Free: 1-888-654-8637	Call Toll-Free: 1-877-531-8365
or Call: 212-449-4914 (collect)	or Call: 212-723-7450 (collect)

Dealer Managers

Credit Suisse First Boston	Deutsche Bank Securities	JPMorgan	SG Cowen

Additional copies of this exchange offer prospectus, the letter of transmittal or other tender offer materials may be obtained from the information agent or the exchange agent and will be furnished at our expense. Questions and requests for assistance or additional copies hereof or the letter of transmittal should be directed to the information agent or the exchange agent.

Questions and requests for information regarding the terms of the exchange offer should be directed to one of the co-lead dealer managers.